Filed pursuant to Rule 424(b)(5)
Registration No. 333-142328

SUBJECT TO COMPLETION, DATED MAY 9, 2007

The information contained in this preliminary prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell and they are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

5,500,000 Shares

Common Stock

Phase Forward Incorporated is selling 5,500,000 shares of our common stock. We have granted the underwriters a 30-day option to purchase up to an additional 825,000 shares from us to cover over-allotments, if any.

Our common stock is traded on The NASDAQ Global Market under the symbol “PFWD.” On May 7, 2007, the last reported sale price for our common stock was $15.39 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE S-8.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

Neither the Securities and Exchange Commission nor any securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Thomas Weisel Partners LLC	UBS Investment Bank

Piper Jaffray

Craig-Hallum Capital Group LLC

Pacific Crest Securities

The date of this prospectus supplement is                             , 2007.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus, any free writing prospectus prepared by us or on our behalf, or any document to which we have referred you. We have not authorized anyone else to provide you with information that is different. This prospectus supplement and the accompanying prospectus may be used only where it is legal to sell these securities. The information in this prospectus supplement and the accompanying prospectus is current only as of the date on the front of these documents.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and certain other matters relating to us and our financial condition. The second part, the accompanying prospectus, gives more general information about us and the securities we may offer from time to time. In addition, we incorporate important information into this prospectus supplement and the accompanying prospectus by reference. You may obtain the information incorporated by reference into this prospectus supplement and the accompanying prospectus without charge by following the instructions under “Where You Can Find More Information.” Generally, when we refer to “this prospectus,” we are referring to this prospectus supplement and the accompanying prospectus as well as to the information incorporated by reference herein and therein. You should carefully read this prospectus supplement, the accompanying prospectus, any free writing prospectus prepared by us or on our behalf, and any information incorporated by reference herein or therein before investing in shares of our common stock. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

Unless the context otherwise requires, in this prospectus supplement, “Phase Forward,” “the Company,” “we,” “us,” “our” and similar names refer to Phase Forward Incorporated and its subsidiaries.

The names “InForm”, “Clintrial”, “Clintrace”, “WebVDME”, “CTSD”, “WebSDM”, “InForm Architect”, “Central Coding”, “InForm Unplugged”, “Phase Forward” and our logo are our trademarks or service marks. All other trademarks, trade names and service marks appearing in this prospectus supplement, the accompanying prospectus or any document to which we have referred you are the property of their respective owners.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information appearing elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus and may not contain all of the information that is important to you. This prospectus supplement and the accompanying prospectus include or incorporate by reference information about the shares we are offering as well as information regarding our business and detailed financial data. Before investing in our common stock you should read this entire prospectus supplement, including “Risk Factors,” the accompanying prospectus, any free writing prospectus prepared by us or on our behalf, and any information incorporated by reference herein and therein in their entirety.

Phase Forward Incorporated

Phase Forward Incorporated is a provider of integrated enterprise-level software products, services and hosted solutions for use in our customers’ global clinical trial data management and safety evaluation and monitoring activities.

Our customers include pharmaceutical, biotechnology, and medical device companies, clinical research organizations, or CROs, as well as academic institutions, governmental regulatory agencies, and other entities engaged in clinical trial and safety evaluation and monitoring activities. Our products automate essential elements of the clinical trial data management and safety evaluation and monitoring process for both clinical trials and post-approval therapeutic products. We believe our products allow our customers to accelerate the market introduction of new medical therapies, reduce overall research and development expenditures, enhance existing data quality control efforts, facilitate proactive safety assessments, enable increased safety compliance and reduce clinical and economic risk.

We believe our enterprise software and hosted solutions are the most widely adopted commercial electronic data capture, data management, pre- and post-market signal detection and safety adverse event reporting solutions in the clinical trial marketplace, having been utilized in over 10,000 clinical trials involving more than 1,000,000 clinical trial study participants and for hundreds of therapeutic compounds and medical devices. Our customer base includes over 250 companies, such as AstraZeneca, Boston Scientific, Dana-Farber Cancer Institute, Eli Lilly, the U.S. Food and Drug Administration, or FDA, GlaxoSmithKline, Harvard Clinical Research Institute, Merck & Co., Merck Serono, Novartis, Novo Nordisk, PAREXEL International, Procter & Gamble, Quintiles, sanofi-aventis, Schering-Plough Research Institute, Tibotec, the U.K. Medicines and Healthcare Products Regulatory Agency and Servier.

Our Markets and Opportunities

The process of administering, coordinating and successfully completing global clinical trials is important to the reputation, profitability and success of pharmaceutical, biotechnology and medical device organizations. The development of new drugs, therapies and medical devices is centered on clinical trials designed to test safety and efficacy for humans prior to product commercialization and has historically comprised the largest component of these companies’ research and development expenditures. Likewise, the ability to monitor the safety of products both during clinical development and after approval is critical to these organizations, as well as to clinical trial subjects and patients.

The clinical trial process has, in the past, involved paper form-based data collection from hundreds or thousands of subjects and patients, followed by manual data entry from the paper forms into a centralized database and extensive data review before statistical analysis. Over the past several years, an increasing number of clinical trials are utilizing a distributed, Internet-based data entry method known as electronic data capture, or EDC, for the collection of clinical trial data.

Pharmaceutical Research and Manufacturers of America, or PhRMA, estimates that research and development spending in the United States by pharmaceutical research companies was $55.2 billion in 2006. Health Industry Insights, an IDC company, has recently estimated that the U.S. electronic data capture solutions market will grow from $348 million in 2006 to $690 million in 2011, a 14.7% compound annual growth rate. This forecast includes spending related to software and subscription licenses, technical support services and clinical support services. Health Industry Insights also estimates that 45% of all new Phase I—III studies will be initiated using electronic data capture by the end of 2007.

During clinical trials and after regulatory approval, a highly controlled process is used by pharmaceutical, biotechnology, and medical device organizations for monitoring serious adverse events associated with the use of their drugs and devices. These reports are collected, managed, and communicated through the use of software designed for this purpose. Increasingly, these organizations have begun to use sophisticated data mining and data visualization to identify safety signals in clinical trial, physician-reported, and publicly available databases. Organizations that use software tools that incorporate computerized algorithms to identify safety signals include drug and device manufacturers, CROs and regulatory authorities.

In recent years there has been increased focus on drug and device safety both during clinical trials and after approval. This increased focus has been driven in part by high-profile drug safety issues, some of which have resulted in the withdrawal of well-known drugs from the market. The FDA and the Department of Health and Human Services, or HHS, have announced a number of safety initiatives, including the creation of a new independent Drug Safety Oversight Board, to oversee the management of drug safety issues. In addition, the FDA requested that the Institute of Medicine of the National Academies of Sciences, or IOM, conduct a comprehensive review of U.S. drug safety and make recommendations to improve risk assessment, surveillance and the safe use of drugs. The IOM’s report, issued in 2006, included a recommendation for increased use of safety signal and data mining technologies. In addition, the FDA recently proposed recommendations to the United States Congress to strengthen drug safety. If approved, the FDA’s recommendations would provide for increased fees to be collected from the pharmaceutical industry to be directed toward improved drug safety. The biggest recommended increase, an annual amount of $29.3 million, would be earmarked toward FDA activities to ensure the safety of medications after they are on the market. We believe these trends underscore a growing demand for signal detection and data mining technologies to be used in pre- and post-market risk assessment of our customers’ products.

Our Solutions

Software

Our electronic data capture and clinical data management products are designed to offer our customers enterprise-level automation of time-consuming, paper-based clinical trial processes and to scale securely, reliably and cost-effectively for clinical trials involving substantial numbers of clinical sites and patients worldwide. Our safety products are designed to enable customers to detect, analyze and manage product safety signals throughout the drug development life cycle. Our product line is comprised of six software solutions including:

•       InForm, our Internet-based electronic data capture solution for collection and management of subject information in clinical trials;

•       Clintrial, our data management solution which can be used in non-Internet-based clinical trials;

•       Clintrace, our solution for monitoring drug safety and reporting adverse events that occur during the clinical trial process and in the post-marketing period;

•       WebVDME, our safety signal detection solution for post-marketing data. An extended version of WebVDME incorporates our Signal Management workflow module that helps organizations monitor the progression of potential signals over time;

•       CTSD, our safety signal detection solution for data from clinical trials; and

•       WebSDM, our system for validating and reviewing clinical trial data represented in formats meeting industry standards.

Services

Our services are comprised of three main offerings including:

•       Application hosted solutions, delivery of our hosted solutions, primarily with respect to our InForm product and to a lesser extent our WebVDME, CTSD and WebSDM products;

•       Consulting services, our implementation, integration and business process optimization services; and

•       Customer support and training, our multi-lingual, multi-national support and training services.

Key Benefits

Key benefits of our software products, services and hosted solutions include:

•       Reduced time to market. Our software solutions’ user-friendly interfaces and web-based architecture allow users to input data during or soon after a patient visit and accelerate enterprise data visibility and analysis, thereby reducing the clinical trial timeline.

•       Improved data integrity, process control and enterprise-level visibility. Our software solutions provide real-time edit-checking, data queries, reports and analysis, allowing entities engaged in clinical trials to enhance the quality and completeness of data generated in connection with clinical trials, as well as to better monitor the overall progress of the clinical trial program and site or investigator performance.

•       Accelerated critical decision-making for research and development activities. Our software solutions can reduce the time it takes to collect and analyze a volume of data sufficient to assess the likelihood of a successful clinical trial. This makes early interventions and clinical trial modifications or terminations more feasible and the overall process less costly.

•       Enhanced patient safety and reduced potential liability. Utilizing our products, data from adverse events can be quickly identified, reported to the clinical trial sponsor and electronically communicated to regulatory authorities, supporting improved compliance and patient safety. Our products enable the identification, analysis and processing of signals that may identify potential safety concerns for both marketed therapeutic products and those in clinical testing.

•       Improved cost containment. The modular nature of our software solutions and the graphical authoring environment that we employ help streamline the clinical trial process by reducing labor and travel-related expenses associated with entering, cleaning and analyzing data.

Our Strategy

Our objective is for our technology solutions to become the standard for electronic data capture, data management and drug safety reporting and signal detection for use in our customers’ global clinical trial and safety evaluation and monitoring activities. Key strategic directives include:

•       Expand the customer base for our software products, services and hosted solutions. We believe that adoption is accelerating for electronic data capture, integrated clinical data management and drug safety solutions in the clinical trial and safety evaluation and monitoring marketplace. Our base of over 250 customers, as of May 1, 2007, includes pharmaceutical, biotechnology and medical device companies, as well as academic institutions, governmental regulatory agencies and CROs of all sizes. We intend to secure additional customers by leveraging our industry position and domain expertise in technology development, sales and customer support.

•       Increase penetration within our existing customer base. We believe that there is a significant opportunity to migrate existing customers that are utilizing one or more components of our product offerings to a comprehensive solution that integrates additional components of our product offerings or our entire suite of software products on an enterprise-wide basis. We believe that a large percentage of our current customers would benefit from the integration of our software solutions and we intend to continue to pursue these cross-selling opportunities. Furthermore, the decentralized nature of many of our customers offers us the opportunity to increase adoption of our currently deployed software products, services and hosted solutions within their enterprises by targeting additional functional areas and business units.

•       Continue to capitalize on our technology position and expand our product offerings. Our domain expertise and advanced technologies have enabled us to become well-positioned as a single-source vendor of electronic data capture, data management and product safety software solutions to pharmaceutical, biotechnology and medical device companies, as well as academic institutions, governmental regulatory agencies and other entities engaged in clinical trial and safety evaluation and monitoring activities. We intend to strengthen our position by leveraging our technology development resources to introduce additional integrated software solutions to our product suite. We intend to continue to develop new software products, services and hosted solutions through internal development, possible acquisitions and relationships with third-party technology providers with the intent of strengthening our market position.

•       Continue to provide a superior level of global customer service and support. In light of the critical importance of the clinical trial and safety evaluation and monitoring activities of our global customers, the delivery of a high level of multinational customer service and support with deep regulatory expertise is essential, and we believe a significant differentiating characteristic of our business strategy. We intend to leverage the knowledge and extensive expertise of our employees in the areas of clinical trial management and drug development, drug safety and regulatory approval to provide customers with exceptional support and consulting services that accelerate the adoption of our technologies.

Our Business Model

Our software solutions are generally provided to our customers through annual or multi-year term licenses of generally three to five years with periodic fees. We also offer fully hosted solutions of our InForm, WebVDME, CTSD and WebSDM products for new and existing customers who prefer a hosted solution and, in the case of our InForm product, for new customers to evaluate the product prior to transition to enterprise-level multi-year term licenses. We may offer hosted solutions in the future for additional products. Our pricing model and the contractual nature of our services and support solutions, which require us to recognize revenue ratably over the life of a contract, allow us to maintain a backlog that provides multi-year visibility in revenues.

Corporate Information

Our executive offices are located at 880 Winter Street, Waltham, Massachusetts 02451, and our telephone number is (888) 703-1122. Our website address is www.phaseforward.com. The information on, or that can be accessed through, our website is not part of this prospectus.

THE OFFERING

Common stock offered	5,500,000
Common stock to be outstanding after this offering	41,122,765
Over-allotment option	825,000
Use of proceeds

We currently intend to use the net proceeds from this offering for working capital and other general corporate purposes, including sales and marketing expenditures, research and development expenditures, capital expenditures and possible strategic acquisitions. See “Use of Proceeds” for more information.

Nasdaq Global Market symbol	PFWD

The above information is based upon 35,622,765 shares outstanding as of March 31, 2007. Unless otherwise indicated, the information contained in this prospectus supplement, including the information above:

•       excludes 3,296,462 shares of common stock issuable upon exercise of all options outstanding under our stock plans as of March 31, 2007, with a weighted average exercise price of $4.87 per share;

•       excludes 350,775 shares of common stock issuable upon the lapsing of all restrictions pertaining to restricted stock units outstanding under our stock plans as of March 31, 2007;

•       excludes 1,300,056 shares of common stock reserved for future issuance under our stock plans as of March 31, 2007; and

•       assumes no exercise of the underwriters’ over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION
(in thousands, except per share data)

The table below sets forth summary consolidated financial information for the periods indicated. You should read this information together with our consolidated financial statements and the notes to those statements included in our Annual Report on Form 10-K for the year ended December 31, 2006 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2007, each of which is incorporated herein by reference, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our results for interim periods are not necessarily indicative of our results for a full year’s operations.

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005(1)	2006	2006	2007
Consolidated Statement of Operations Data:
Revenues:
License	$28,180	$35,001	$40,893	$9,025	$11,036
Service	45,550	52,080	65,720	14,591	19,048
Total revenues	73,730	87,081	106,613	23,616	30,084
Cost of revenues:
License	1,875	2,513	2,698	706	605
Service(2)	27,782	31,224	38,663	8,895	11,527
Total cost of revenues	29,657	33,737	41,361	9,601	12,132
Gross margin:
License	26,305	32,488	38,195	8,319	10,431
Service	17,768	20,856	27,057	5,696	7,521
Total gross margin	44,073	53,344	65,252	14,015	17,952
Operating expenses:
Sales and marketing(2)	14,403	16,033	21,158	4,237	5,447
Research and development(2)	12,423	14,330	16,621	3,624	4,632
General and administrative(2)	13,246	14,836	18,174	4,139	4,638
Litigation settlement	—	8,500	—	—	—
Restructuring	(168)	(92)	—	—	—
Total operating expenses	39,904	53,607	55,953	12,000	14,717
Income (loss) from operations	4,169	(263)	9,299	2,015	3,235
Other income (expense):
Interest income	518	1,735	2,848	596	864
Interest expense	(394)	(143)	—	—	—
Other expense	(32)	(157)	(19)	(64)	(66)
Total other income	92	1,435	2,829	532	798
Income before provision for income taxes	4,261	1,172	12,128	2,547	4,033
Provision for (benefit from) income taxes	2,392	(2,169)	(221)	461	552
Net income	1,869	3,341	12,349	2,086	3,481
Accretion of preferred stock and dividend declared	8,953	—	—	—	—
Net (loss) income applicable to common stockholders	$(7,084)	$3,341	$12,349	$2,086	$3,481
Net (loss) income per share applicable to common stockholders:
Basic(3)	$(0.43)	$0.10	$0.36	$0.06	$0.10
Diluted(3)	$(0.43)	$0.10	$0.35	$0.06	$0.10
Weighted average number of common shares used in net (loss) income per share calculations:
Basic(3)	16,447	33,026	34,104	33,751	34,627
Diluted(3)	16,447	35,092	35,737	35,234	36,417

	As of March 31, 2007
	Actual	As Adjusted(4)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$81,816	$161,516
Working capital, net of the current portion of deferred revenue(5)	106,327	186,027
Total assets	173,628	253,328
Total deferred revenue	62,058	62,058
Total stockholders’ equity	93,163	172,863

(1)             On August 25, 2005, we acquired all of the outstanding capital stock of Lincoln Technologies, Inc., or Lincoln, which was accounted for as a purchase under Statement of Financial Accounting Standards No. 141, Business Combinations. Accordingly, the results of Lincoln have been included in our consolidated financial statements since the date of the acquisition. The Lincoln acquisition is further described in note 3 of the notes to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference herein.

(2)             Cost of revenues and operating expenses include stock-based compensation expense as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
Cost of service revenues	$105	$60	$258	$44	$110
Sales and marketing	141	30	502	110	166
Research and development	312	166	394	60	156
General and administrative	1,553	351	1,868	242	600

(3)             For information regarding the computation of per share amounts for the years ended December 31, 2004, 2005 and 2006 refer to note 2 of the notes to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2006, and for information regarding the computation of per share amounts for the three months ended March 31, 2006 and 2007 refer to note 6 of the notes to our unaudited condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the three months ended March 31, 2007, each of which is incorporated herein by reference.

(4)             This column is adjusted to give effect to our sale of 5,500,000 shares of common stock in this offering at an assumed public offering price of $15.39 per share (which is the last reported sale price for our common stock on May 7, 2007), after deducting estimated underwriting discounts and commissions and estimated offering expenses, as if it occurred on March 31, 2007.

(5)             Working capital consists of current assets less current liabilities, net of the current portion of deferred revenues.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before making an investment decision you should carefully consider the risks described below and the other information contained or incorporated by reference into this prospectus supplement and the accompanying prospectus, including the risks set forth in our filings with the Securities and Exchange Commission, or the SEC, which are incorporated by reference herein. Our business could be harmed by any of these risks at any time. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Company

Our operating results may fluctuate and could cause the market price of our common stock to fall rapidly and without notice.

Our revenues and operating results are difficult to predict and may fluctuate from quarter to quarter, particularly because of the evolving market in which we operate and our term license model. Our results of operations in any given quarter will be based on a number of factors, including:

•       the timing and mix of license and services revenues, and the amount and type of service required in delivering certain projects;

•       the timing of our product sales and the length of our sales and implementation cycles;

•       changes in and timing of our operating expenses;

•       our ability to introduce new products and services and enhancements to our existing products and services on a timely basis;

•       new competitors and introduction of enhanced products from new or existing competitors;

•       the extent to which our software products, services and hosted solutions achieve or maintain market acceptance;

•       our ability to hire and retain qualified personnel;

•       changes in the regulatory environment related to the clinical trial and safety evaluation and monitoring market;

•       changes in our customers’ purchasing patterns;

•       the financial condition of our current and potential customers;

•       the timing, size and integration success of potential future acquisitions; and

•       unforeseen legal expenses, including litigation costs.

A significant portion of our operating expense is relatively fixed in nature and planned expenditures are based in part on expectations regarding future revenues. Accordingly, unexpected revenue shortfalls or operating expenses may decrease our gross margins and could cause significant changes in our operating results from quarter to quarter. Results of operations in any quarterly period should not be considered indicative of the results to be expected for any future period. In addition, our future quarterly operating results may fluctuate and may not meet the expectations of securities analysts or investors. If this occurs, the trading price of our common stock could fall substantially either suddenly or over time.

Our software products and hosted solutions are at varying stages of market acceptance and the failure of any of our products to achieve or maintain wide acceptance would harm our operating results.

We began offering our InForm electronic data capture software solution for clinical trials in December 1998. Although the Clintrial and Clintrace products were introduced over 10 years ago, we did not begin offering these products until after our acquisition of Clinsoft Corporation, or Clinsoft, in 2001. We only began offering our WebVDME, CTSD and WebSDM products after our August 2005 acquisition of Lincoln Technologies, Inc., or Lincoln. Continued use of our InForm, Clintrial and Clintrace software products, and broad and timely acceptance of our WebVDME, CTSD and WebSDM products, as well as integrated solutions combining one or more of our software products, is critical to our future success and is subject to a number of significant risks, some of which are outside our control. These risks include:

•       our customers’ and prospective customers’ desire for and acceptance of our electronic data capture, management and safety software solutions;

•       our ability to meet product development and release schedules;

•       our software products and hosted solutions’ ability to support large numbers of users and manage vast amounts of data;

•       our customers’ ability to use our software products and hosted solutions, train their employees and successfully deploy our technology in their clinical trial and safety evaluation and monitoring activities; and

•       our ability to significantly expand our internal resources and increase our capital and operating expenses to support the anticipated growth and continued integration of our software products, services and hosted solutions.

Our failure to address, mitigate or manage these risks would seriously harm our business, particularly if the failure of any or all of our software products or hosted solutions to achieve market acceptance negatively affects our sales of our other products and services.

The loss of one or more major customers could materially and adversely affect our results of operations and financial condition.

Our top five customers accounted for approximately 40% and 41% of our revenues during the year ended December 31, 2006 and the three months ended March 31, 2007, respectively. One customer, GlaxoSmithKline, accounted for approximately 18% and 17% of our total revenues for those periods, respectively. The loss of any of our major customers could have a material adverse effect on our results of operations or financial condition. We may not be able to maintain our customer relationships, and our customers may delay performance under or fail to renew their agreements with us, which could adversely affect our results of operations or financial condition. Any reduction in the amount of revenue that we derive from these customers, without an offsetting increase in new sales to other customers, could have a material adverse effect on our operating results. A significant change in the liquidity or financial position of any of these customers could also have a material adverse effect on the collectability of our accounts receivables, our liquidity and our future operating results.

We may acquire or make investments in companies or technologies that could cause disruption of our business and loss of value or dilution to our stockholders.

From time to time, we evaluate potential investments in, and acquisitions of, complimentary technologies, services and businesses. We have made in the past, and may make in the future, acquisitions or significant investments in other businesses. For example, we acquired Clinsoft in 2001 and Lincoln in 2005. Entering into an acquisition entails many risks, any of which could harm our business, including:

•       difficulties in integrating the operations, technologies, products, existing contracts and personnel of the target company and realizing the anticipated synergies of the combined businesses;

•       the price we pay or other resources that we devote may exceed the value we eventually realize or the value we could have realized if we had allocated the purchase price or other resources to another opportunity;

•       potential loss of key employees, customers and strategic alliances from either our current business or the target company’s business;

•       managing the risks of entering markets or types of businesses in which we have limited or no direct experience;

•       the diversion of management’s attention from other business concerns; and

•       assumption of unanticipated problems or latent liabilities, such as problems with the quality of the target company’s products.

In addition, we could discover deficiencies withheld from us in an acquisition due to fraud or otherwise not uncovered in our due diligence prior to the acquisition. These deficiencies could include problems in internal controls, data adequacy and integrity, product quality and regulatory compliance, any of which could result in us becoming subject to penalties or other liabilities. Acquisitions also frequently result in the recording of goodwill and other intangible assets which are subject to potential impairments in the future that could harm our financial results. If any of the foregoing were to occur, our financial condition and results of operations could be materially adversely impacted. In addition, if we finance any future acquisitions by issuing equity securities or convertible debt, our existing stockholders may be diluted or the market price of our stock may be adversely affected. The failure to successfully evaluate and execute acquisitions or investments or otherwise adequately address these risks could materially harm our business and financial results.

Our business could be seriously harmed by our dependence on a limited number of suppliers.

We depend upon a limited number of suppliers for specific components of our software products and hosted solutions. We may increase our dependence on certain suppliers as we continue to develop and enhance our software and service solutions. Our dependence on a limited number of suppliers leaves us vulnerable to having an inadequate supply of required components, price increases, delayed supplier performance and poor component quality. For instance, we rely on Oracle Corporation to supply the database component of our software solutions and on Equinix, Inc. and SunGard Data Systems Inc. to provide server facilities for some of our hosting services. Oracle Corporation also offers a software package that is competitive with our products and services. If we are unable to obtain components for our software solutions from third-party suppliers in the quantities and of the quality that we need, on a timely basis or at acceptable prices, we may not be able to deliver our software products, services and hosted solutions on a timely or cost-effective basis to our customers, and our business, results of operations and financial condition could be seriously harmed. Moreover, delays or interruptions in our service, including without limitation delays or interruptions resulting from a change in suppliers, may reduce our revenues, cause customers to terminate their contracts and adversely affect our customer renewals. If these companies were to terminate their arrangements with us or we were otherwise required to find alternative suppliers to provide the required capacity and quality on a timely basis, sales of our products and services would be delayed. To qualify a new supplier and familiarize it with our products, quality standards and other requirements is a costly and time-consuming process. We cannot assure you that we would be able to establish alternative relationships on acceptable terms.

We may not be able to obtain capital when desired on favorable terms, if at all, or without dilution to our stockholders.

We anticipate that our current cash (including the net proceeds we receive from this offering) and cash equivalents will be sufficient to meet our current needs for general corporate purposes for at least the next 12 months. However, we may need or desire additional financing to execute on our current or future business strategies, including to:

•       develop new or enhance existing software products, services and hosted solutions;

•       enhance our operating infrastructure;

•       acquire businesses or technologies; or

•       otherwise respond to competitive pressures.

If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders could be significantly diluted, and these newly issued securities may have rights, preferences or privileges senior to those of existing stockholders. If we incur additional debt financing, a substantial portion of our operating cash flow may be dedicated to the payment of principal and interest on such indebtedness, thus limiting funds available for our business activities. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, when we desire them, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our software products, services and hosted solutions, or otherwise respond to competitive pressures would be significantly limited.

If we are unable to retain our personnel and hire additional skilled personnel, we may be unable to achieve our goals.

Our future success depends upon our ability to attract, train and retain highly skilled employees and contract workers, particularly our management team, sales and marketing personnel, professional services personnel and software engineers. Each of our executive officers and other employees could terminate his or her relationship with us at any time. The loss of any member of our management team might significantly delay or prevent the achievement of our business or development objectives and could materially harm our business. In addition, because of the technical nature of our software products, services and hosted solutions and the dynamic market in which we compete, any failure to attract and retain qualified direct sales, professional services and product development personnel, as well as our contract workers, could have a material adverse affect on our ability to generate sales, successfully develop new software products, services and hosted solutions or software enhancements or deliver services and solutions as requested by our customers.

As a result of long sales cycles and our business model, we may be required to spend substantial time and expense before we recognize a significant portion of the revenues, if any, attributable to our customer contracts.

The sales cycle for some of our software solutions frequently takes in excess of nine months from initial customer contact to contract execution. During this time, we may expend substantial time, effort and financial resources without realizing any revenues with respect to the potential sale. In addition, while we generally begin recognizing revenues upon the execution of our agreements for software term licenses and related services, it may be difficult for us to rapidly increase our revenues through additional sales in any period, as license revenues and, when applicable, related services revenues, from new customers are recognized over the applicable license term, typically one to five years. As a result, we may not recognize significant revenues, if any, from some customers despite incurring considerable expense related to our sales, implementation, and service delivery processes. Even if we do realize revenues from a contract, our term license pricing model may keep us from recognizing a significant portion of these revenues (including revenues for related services) during the same period in which sales, implementation, and service delivery expenses were incurred. For example, pursuant to our contract with GlaxoSmithKline, we incurred significant up-front implementation and other service expenses associated with delivery of services for the initial orders under the contract, whereas the revenues for these initial orders are being recognized ratably over an approximately 5-year period from July 2004. Timing differences of this nature could cause our service gross margins and profitability to fluctuate significantly from quarter to quarter. Similarly, a decline in new or renewed software term licenses in any one quarter will not necessarily be fully reflected in the revenues in that quarter and may negatively affect our revenues in future quarters. This could also cause our operating results to fluctuate from quarter to quarter.

Claims that we or our technologies infringe upon the intellectual property or other proprietary rights of a third party may require us to incur significant costs, to enter into royalty or licensing agreements or to develop or license substitute technology.

We have been, and may in the future be, subject to claims that our technologies infringe upon the intellectual property or other proprietary rights of a third party. For instance, in February 2006, we settled a lawsuit filed in 2004 by Dr. Mark L. Kozam, doing business under the name MLK Software and Datasci, LLC, or Datasci, against us and one of our customers which alleged that we infringed a patent claimed to be owned by them. We incurred substantial professional fees in connection with this claim and agreed to make a one-time payment of $8.5 million to Datasci in order to settle this litigation. In addition, the vendors who provide us with technology that we use in our technology could become subject to similar infringement claims. Although we believe that our software solutions do not infringe the patents or other intellectual property rights of any third party, we cannot assure you that our technology does not infringe patents or other intellectual property rights held or owned by others or that they will not in the future. Any future claims of infringement could cause us to incur substantial costs defending against the claim, even if the claim is without merit, and could distract our management from our business. Moreover, any settlement or adverse judgment resulting from the claim could require us to pay substantial amounts or obtain a license to continue to use the technology that is the subject of the claim, or otherwise restrict or prohibit our use of the technology. There can be no assurance that we would be able to obtain a license from the third party asserting the claim on commercially reasonable terms, if at all, that we would be able to successfully develop alternative technology on a timely basis, if at all, or that we would be able to obtain a license from another provider of suitable alternative technology to permit us to continue offering, and our customers to continue using, the applicable technology. In addition, we generally provide in our customer agreements that we will indemnify our customers against third-party infringement claims relating to our technology provided to the customer, which could obligate us to fund significant amounts. Infringement claims asserted against us or our vendors may have a material adverse effect on our business, results of operations or financial condition.

We may be unable to adequately protect, and we may incur significant costs in defending, our intellectual property and other proprietary rights.

Our success depends on our ability to protect our intellectual property and other proprietary rights. We rely upon a combination of trademark, trade secret, copyright, patent and unfair competition laws, as well as license agreements and other contractual provisions, to protect our intellectual property and other proprietary rights. In addition, we attempt to protect our intellectual property and proprietary information by requiring our employees and consultants to enter into confidentiality, non-competition and assignment of inventions agreements. To the extent that our intellectual property and other proprietary rights are not adequately protected, third parties might gain access to our proprietary information, develop and market products or services similar to ours, or use trademarks similar to ours, each of which could materially harm our business. Existing U.S. federal and state intellectual property laws offer only limited protection. Moreover, the laws of other countries in which we market our software products, services and hosted solutions may afford little or no effective protection of our intellectual property. If we resort to legal proceedings to enforce our intellectual property rights or to determine the validity and scope of the intellectual property or other proprietary rights of others, the proceedings could be burdensome and expensive, even if we were to prevail. The failure to adequately protect our intellectual property and other proprietary rights may have a material adverse effect on our business, results of operations or financial condition.

Interruptions or delays in service from our third-party providers could impair the delivery of our hosted solutions and harm our business.

We host some of our software solutions at third-party facilities. Consequently, the occurrence of a natural disaster, technical or service lapses, or other unanticipated problems at the facilities of our third-party providers could result in unanticipated interruptions in our customers’ access to our hosted solutions. Our hosted services may also be subject to sabotage, intentional acts of malfeasance and similar misconduct due to the nature of the Internet. In the past, Internet users have occasionally experienced difficulties with Internet and online services due to system or security failures. We cannot assure you that our business interruption insurance will adequately compensate our customers or us for losses that may occur. Even if covered by insurance, any failure or breach of security of our systems could damage our reputation and cause us to lose customers. Further, certain of our hosted solutions are subject to service level agreements that guarantee up to 99% server availability. In the event that we fail to meet those levels, whether resulting from an interruption in service caused by our technology or that of a third-party provider, we could be subject to customer credits or termination of these customer contracts.

We may lose or delay revenues related to our hosted solutions and consulting services if our customers terminate or delay their contracts with us.

Certain of our hosted and other service and consulting contracts are subject to cancellation by our customers at any time with limited notice. Entities engaged in clinical trials may terminate or delay a clinical trial for various reasons including the failure of the tested product to satisfy safety or efficacy requirements, unexpected or undesired clinical results, decisions to de-emphasize a particular product or forego a particular clinical trial, decisions to downsize clinical development programs, insufficient patient enrollment or investigator recruitment and production problems resulting in shortages of required clinical supplies. In the case of our hosted solutions, any termination or delay in the clinical trials would likely result in a consequential delay or termination in those customers’ service contracts. We have experienced terminations and delays of our customer service contracts in the past and expect to experience additional terminations and delays in the future. Because we do not recognize any portion of a hosted service contract’s revenues until the implementation cycle is complete, the termination or delay of our customers’

clinical trials could result in decreased or delayed revenues under these contracts which could materially harm our business.

Failure of our technology and products could harm our business and operating results.

The technology underlying our software products and hosted solutions processes vast amounts of clinical and safety data. Customers relying on our products to collect, to manage and report clinical and safety information may have a greater sensitivity to product errors and security vulnerabilities than customers of software products in general. In the past, failures of our technology and human error have negatively impacted the data capture, management or reporting capabilities of our products, and new errors may be detected in the future. Any delay or failure of our technology may result in the disruption of our customers’ clinical trial or safety evaluation and monitoring processes and could harm our business and operating results. Product or service errors could materially and adversely affect our reputation, result in significant costs to us and impair our ability to sell our products and services in the future. The costs incurred in correcting any defects or errors may be substantial and could adversely affect our operating margins. In addition, security breaches, whether intentional or accidental, could expose us to a risk of loss of data, litigation and possible liability.

Failure to manage our rapid growth effectively could harm our business.

We have been experiencing a period of rapid growth as a result of personnel hiring and acquisitions that places a significant strain on our operational and financial resources and our personnel. For example, from January 1, 1999 to March 31, 2007, the number of our employees increased from 35 to 461. We have also experienced rapid growth in the number of clinical trials we host and the number of customer relationships we manage. To manage our anticipated future growth effectively, we must continue to maintain and may need to enhance our information technology infrastructure, financial and accounting systems and controls and manage expanded operations in geographically distributed locations. We will also be required to attract, integrate, train and retain a significant number of qualified sales and marketing personnel, professional services personnel, software engineers and other management personnel. Our failure to manage our rapid growth effectively could have a material adverse effect on our business, operating results or financial condition.

The global nature of our business exposes us to multiple risks.

For the year ended December 31, 2006 and the three months ended March 31, 2007, approximately 49% and 50% of our revenues were derived from international operations, respectively. We expect that our international operations will continue to account for a significant portion of our revenues. As a result of our international operations, we are exposed to many risks and uncertainties, including:

•       difficulties in staffing, managing and supporting operations in multiple countries;

•       difficulties in enforcing agreements and collecting receivables through foreign legal systems and other relevant legal issues;

•       fluctuations in foreign currency exchange and interest rates;

•       tariff and international trade barriers;

•       fewer legal protections for intellectual property and contract rights abroad;

•       different and changing legal and regulatory requirements in the jurisdictions in which we currently operate or may operate in the future;

•       difficulties in obtaining any necessary governmental authorizations for the export of our products to certain foreign jurisdictions;

•       potential fluctuations in foreign economies;

•       government currency control and restrictions on repatriation of earnings; and

•       political and economic changes, hostilities and other disruptions in regions where we currently operate or may operate in the future.

Negative developments in any of these areas in one or more countries could result in a reduction in demand for our software products, services and hosted solutions, the cancellation or delay of orders already placed, threats to our intellectual property, difficulty in collecting receivables, and a higher cost of doing business, any of which could adversely affect our business, results of operations or financial condition. Moreover, with regard to our international operations, we frequently enter into transactions in currencies other than the U.S. dollar and we incur operating expenses in currencies other than the U.S. dollar. This creates a foreign currency exchange risk for us that could have a material adverse effect on our results of operations and financial condition.

In the course of conducting our business, we possess or could be deemed to possess personal medical information in connection with the conduct of clinical trials, which if we fail to keep properly protected, could subject us to significant liability.

Our software solutions are used to collect, manage and report information in connection with the conduct of clinical trial and safety evaluation and monitoring activities. This information is or could be considered to be personal medical information of the clinical trial participants or patients. Regulation of the use and disclosure of personal medical information is complex and growing. Increased focus on individuals’ rights to confidentiality of their personal information, including personal medical information, could lead to an increase of existing and future legislative or regulatory initiatives giving direct legal remedies to individuals, including rights to damages, against entities deemed responsible for not adequately securing such personal information. In addition, courts may look to regulatory standards in identifying or applying a common law theory of liability, whether or not that law affords a private right of action. Since we receive and process personal information of clinical trial participants and patients from customers utilizing our hosted solutions, there is a risk that we could be liable if there were a breach of any obligation to a protected person under contract, standard of practice or regulatory requirement. If we fail to properly protect this personal information that is in our possession or deemed to be in our possession, we could be subjected to significant liability.

We could incur substantial costs resulting from product liability claims relating to our products or services or our customers’ use of our products or services.

Any failure or errors in a customer’s clinical trial, post-approval or adverse event reporting obligations caused or allegedly caused by our products or services could result in a claim for substantial damages against us by our customers or the clinical trial participants, regardless of our responsibility for the failure. Although we are generally entitled to indemnification under our customer contracts against claims brought against us by third parties arising out of our customers’ use of our products, we might find ourselves entangled in lawsuits against us that, even if unsuccessful, divert our resources and energy and adversely affect our business. Further, in the event we seek indemnification from a customer, we cannot assure you that a court will enforce our indemnification right if challenged by the customer obligated to indemnify us or that the customer will be able to fund any amounts for indemnification owed to us. We also cannot assure you that our existing general liability insurance coverage will continue to be available on reasonable terms or will be available in amounts sufficient to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim.

We and our products and services could be subjected to governmental regulation, requiring us to incur significant compliance costs or to cease offering our products and services.

The clinical trial process and safety evaluation, monitoring and reporting activities are subject to extensive and strict regulation by the U.S. Food and Drug Administration, or FDA, as well as other regulatory authorities worldwide. Our electronic data capture, management and safety products and services could be subjected to state, federal and foreign regulations. We cannot assure you that our products and service offerings will comply with applicable regulations and regulatory guidelines as they develop. If our products or services fail to comply with any applicable government regulations or guidelines, we could incur significant liability or be forced to cease offering our applicable products or services. Also, conforming our products and services to any applicable regulations and guidelines could substantially increase our operating expenses.

Risks Related to Our Industry

We operate in a highly competitive industry and if we are not able to compete effectively, our business and operating results will be harmed.

The market for our software products, services and hosted solutions is characterized by rapidly changing technologies, evolving industry standards and frequent new product and service introductions and enhancements that may render existing products and services obsolete. Accordingly, we are susceptible to rapid and significant declines in market share due to unforeseen changes in the features, functions or pricing of competing products. Barriers to entry are relatively low and, with the introduction of new technologies and new market entrants, we expect that competition will increase. Increased competition is likely to result in pricing pressures, which could negatively impact our sales, gross margins or market share. Our failure to compete effectively could materially adversely affect our business, financial condition or results of operations.

Some of our current competitors, as well as many of our potential competitors, have greater name recognition, longer operating histories and significantly greater resources. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. In addition, current and potential competitors have established, and may in the future establish, cooperative relationships with vendors of complementary products, technologies or services to increase the availability of their products to the marketplace. Accordingly, new competitors or alliances may emerge that have greater market share, larger customer bases, more widely adopted proprietary technologies, greater marketing expertise and larger sales forces than we have, which could put us at a competitive disadvantage. Further, in light of these advantages, even if our products and services are more effective than the product or service offerings of our competitors, current or potential customers might accept competitive products and services in lieu of purchasing our software products, services and hosted solutions. We cannot assure you that we can maintain or enhance our competitive position against current and future competitors.

Changing customer or prospective customer requirements could decrease the demand for our products and services, which would adversely affect our revenues and operating results.

Our future success will depend in large part on our ability to enhance and broaden our software products, services and hosted solutions to meet the evolving needs of our customers and prospective customers. To achieve our goals, we need to effectively respond to our customers’ and prospective customers’ needs, technological changes and new industry standards and developments in a timely manner. If we are unable to enhance our existing product and service offerings or develop or acquire new products and services to meet changing requirements, demand for our software products, services and hosted solutions could suffer and our revenues and operating results could be materially adversely affected. We could also incur substantial costs if we need to modify our products or services, or information technology infrastructure, to adapt to technological changes or new industry standards or developments.

We depend primarily on the pharmaceutical, biotechnology and medical device industries and are therefore subject to risks relating to changes in these industries.

Our business depends on the clinical trial, post-approval and safety evaluation and monitoring activities conducted or sponsored by pharmaceutical, biotechnology and medical device companies and other entities engaged in these activities. General economic downturns, increased consolidation or decreased competition in the industries in which these companies operate could result in fewer products under development or decreased pressure to accelerate product approval which, in turn, could materially adversely impact our revenues. Our operating results may also be adversely impacted by other developments that affect these industries generally, including:

•       the discovery of safety issues with approved products or products in clinical development;

•       changes in the purchasing patterns of entities conducting clinical research and monitoring safety;

•       changes in government regulation;

•       changes in general business conditions;

•       the assertion of product liability claims;

•       changes in governmental price controls or third-party reimbursement practices; and

•       changes in medical practices.

Any decrease in research and development expenditures or in the size, scope or frequency of clinical trial, post approval and safety evaluation and monitoring activities conducted or sponsored by pharmaceutical, biotechnology or medical device companies or other entities as a result of the foregoing or other factors could materially adversely affect our operations or financial condition.

Changes in regulations and regulatory guidance applicable to our customers or potential customers and the approval process for their products may result in our inability to continue to do business.

Demand for our software products, services and hosted solutions is largely a function of regulation and regulatory guidance associated with the approval and safety tracking of drugs, biological products and medical devices imposed upon the clinical trial process and post-approval activities by the U.S. federal government and related regulatory authorities such as the FDA and by foreign governments. In recent years, efforts have been made to streamline the FDA approval process and coordinate U.S. standards with those of other developed countries. Any change in the scope of applicable regulations and regulatory guidance could alter the type or amount of clinical trial or safety evaluation and monitoring spending or negatively impact interest in our software products, services and hosted solutions. Any regulatory reform that limits or reduces the research and development or safety spending of our customers or potential customers upon which our business depends could have a material adverse effect on our revenues or gross margins.

In addition, any failure to conform our software products, services and hosted solutions to domestic or international changes in regulations and regulatory guidance applicable to our customers or potential customers and the approval process for their products may result in our inability to continue to do business. Changing our software products, services and hosted solutions to allow our customers to comply with future changes in regulation or regulatory guidance, either domestically or internationally, could cause us to incur substantial costs. We cannot assure you that our product and service offerings will allow our customers and potential customers to stay in compliance with regulations and regulatory guidance as they develop. If our product and service offerings fail to allow our customers and potential customers to operate in a manner that is compliant with applicable regulations and regulatory guidance, clinical trial sponsors and other entities engaged in clinical trial and safety evaluation and monitoring activities may be unwilling to use our software products, services and hosted solutions.

Consolidation among our clients could cause us to lose clients, decrease the market for our products and result in a reduction of our revenues.

Our customer base could decline because of consolidation, and we may not be able to expand sales of our products and services to new clients. Consolidation in the pharmaceutical, biotechnology and medical device industries and among CROs has accelerated in recent years, and we expect this trend to continue. In addition, new companies or organizations that result from such consolidation may decide that our products and services are no longer needed because of their own internal processes or the use of alternative systems. As these entities consolidate, competition to provide products and services to industry participants will become more intense and the importance of establishing relationships with large industry participants will become greater. These industry participants may try to use their market power to negotiate price reductions for our products and services. Also, if consolidation of larger current customers occurs, the combined organization may represent a larger percentage of business for us and, as a result, we are likely to rely more significantly on the combined organization’s revenues to continue to achieve growth.

If entities engaged in clinical trials do not shift from traditional paper-based methods of collecting clinical trial data to electronic system, we may not achieve the market penetration necessary to maintain profitability.

If entities engaged in clinical trials are unwilling to use our electronic data capture solutions or to change the way of collecting clinical trial data, our future growth and market share may be limited. Most clinical trials today rely on pre-printed paper case report forms for data collection. Our efforts to establish an electronic process to capture clinical trial data are a significant departure from the traditional paper-based methods of collecting clinical trial data. As is typical for new and rapidly evolving industries, customer demand for recently introduced technology is highly uncertain. We may not be successful in persuading entities engaged in clinical trials to change the manner in which they have traditionally collected clinical trial data and to accept our software products, services and hosted solutions. If we fail to convince entities engaged in clinical trials to use our electronic data capture solutions over traditional methods, our revenues may be limited and we may fail to maintain profitability.

Risks Related to This Offering

The market price and trading volume of our common stock may be volatile, which could result in substantial losses for investors purchasing shares in the public markets and subject us to securities class action litigation. The current market price of our common stock may not be indicative of future market prices and we may be unable to sustain or increase the value of an investment in our common stock.

Market prices for securities of software, technology and health care companies have been volatile. The trading price of our common stock may fluctuate significantly and, accordingly, may not be indicative of future trading prices and we may be unable to sustain or increase the value of an investment in our common stock. Some of the factors that may cause the market price of our common stock to fluctuate include:

•       changes in estimates of our financial results or recommendations by securities analysts;

•       financial results that are below estimate of such results;

•       period-to-period fluctuations in our financial results or those of companies that are perceived to be similar to us;

•       changes in market valuations of similar companies;

•       announcements by us or our competitors of significant products, contracts, acquisitions or strategic alliances;

•       future issuances of securities or the incurrence of debt by us, or other changes in our capital structure;

•       success of competitive products and technologies;

•       the failure of any of our software products, services and hosted solutions to achieve or maintain commercial success;

•       sales or transfers of large blocks of stock by existing investors;

•       regulatory developments in the United States and foreign countries;

•       additions or departures of key personnel;

•        changes in industry analyst recommendations;

•       investors’ general perception of us;

•       changes in general economic, industry and market conditions; and

•       litigation involving our company or our general industry or both.

In addition, if the market for software, technology or health care stocks or the stock market in general experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to class action lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

Sales of large blocks of our common stock could cause the market price of our common stock to drop significantly, even if our business is doing well.

Some stockholders own large blocks of shares of 5% or more of our outstanding capital. We cannot predict the effect that public sales of these shares or the availability of these shares for sale will have on the market price of our common stock, if any. If our stockholders, and particularly our directors and officers, sell substantial amounts of our common stock in the public market, or if the public perceives that such sales could occur, this could have an adverse impact on the market price of our common stock, even if there is no relationship between such sales and the performance of our business. After this offering, we will have 41,122,765 shares of common stock outstanding (based on 35,622,765 shares of common stock outstanding as of March 31, 2007), assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options issued under our stock option plans. All of these shares are freely tradeable under federal and state securities laws, except for shares held by our directors, officers and affiliates. Our executive officers and directors have agreed to restrictions on their ability to offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of common stock for a period of 90 days following the date of this prospectus supplement, without the prior written consent of Thomas Weisel Partners LLC. The length of this period may be extended in certain circumstances. Thomas Weisel Partners LLC may, in its sole discretion, release all or any portion of the shares from the restrictions in any such agreement at any time without prior notice. Of the 3,296,462 shares issuable upon exercise of options to purchase our common stock outstanding as of March 31, 2007 issued under our stock option plans, options to purchase 2,431,780 shares were vested and eligible for exercise. See “Plan of Distribution.”

In the future, we may also issue additional shares to our employees, directors or consultants, in connection with corporate alliances or acquisitions, and issue additional shares in follow-on offerings to raise additional capital. Due to these factors, sales of a substantial number of shares of our common stock in the public market could occur at any time. Such sales could reduce the market price of our common stock.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the development of new products.

Delaware law and our corporate documents may prevent or frustrate a change in control or a change in management that stockholders believe is desirable.

Provisions of our certificate of incorporation and bylaws and Delaware law may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions include:

•       limitations on the removal of directors;

•       advance notice requirements for stockholder proposals and nominations;

•       the inability of stockholders to act by written consent or to call special meetings; and

•       the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval, which could be used to institute a stockholders rights plan, or a poison pill, that would work to dilute the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by our board of directors.

The affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote is necessary to amend or repeal the above provisions of our certificate of incorporation. In addition, absent approval of our board of directors, our bylaws may only be amended or repealed by the affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote.

In addition, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years has owned, 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

The existence of the foregoing provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus supplement and the accompanying prospectus (including any document incorporated by reference herein or therein) contain statements with respect to the Company which constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and reflect our plans, estimates and beliefs, can generally be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “should,” “could,” “seek,” “intends,” “plans,” “estimates,” “anticipates” or other comparable terms. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed in “Risk Factors” in this prospectus supplement and the accompanying prospectus and the risks discussed in the documents incorporated by reference herein or therein. Factors that could cause actual results to differ from those reflected in forward-looking statements relating to our operations and business include:

•       whether we can successfully enhance our product and service offerings and the degree to which these gain market acceptance;

•       the competitive environment in the market for clinical trial automation and safety evaluation, monitoring and reporting solutions;

•       changes in the pharmaceutical, biotechnology and medical device industries to whom we sell our products and services;

•       regulatory changes in the United States and abroad impacting entities engaged in clinical trials and safety evaluation, monitoring and reporting;

•       claims against us that we infringe the intellectual property rights of third parties;

•       difficulties encountered in integrating acquired businesses or technologies;

•       the loss of one or more major customers; and

•       interruptions or delays from third-party suppliers.

We caution readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. We disclaim any obligation, except as specifically required by law and the rules of the SEC, to publicly update or revise any such statements to reflect any change in company expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

You should read this prospectus supplement, the accompanying prospectus, any free writing prospectus prepared by us or on our behalf, and the documents that we incorporate by reference herein and therein and the documents that we have filed as exhibits to the registration statement, of which this document is part, completely and with the understanding that our actual future results may be materially different from what we expect. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front cover of this prospectus supplement or the accompanying prospectus, as applicable. Our business, financial condition, results of operations and prospects may change. We may not update these forward-looking statements, even though our situation may change in the future, unless we have obligations under the Federal securities laws to update and disclose material developments related to previously disclosed information. We qualify all of the information presented in this prospectus supplement and the accompanying prospectus, and particularly our forward-looking statements, by these cautionary statements.

USE OF PROCEEDS

We estimate that we will receive approximately $79.7 million in net proceeds from the sale of our common stock in this offering, or approximately $91.7 million if the underwriters’ over-allotment option is exercised in full, assuming an offering price of $15.39 per share (which is the last reported sale price for our common stock on May 7, 2007), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds from this offering for working capital and other general corporate purposes, including sales and marketing expenditures, research and development expenditures and capital expenditures.

We believe opportunities may exist from time to time to expand our current business through strategic alliances or acquisitions with other companies, products or technologies. While we have no current commitments or agreements relating to any specific alliances or acquisitions at this time, we may use a portion of the proceeds for these purposes.

We have not yet determined the amount of net proceeds to be used specifically for any of the foregoing purposes. Accordingly, our management will have significant discretion and flexibility in applying the net proceeds of the offering. Pending any use, as described above, we intend to invest the net proceeds in high-quality, short-term, interest-bearing securities. See “Risk Factors—Risks Related to This Offering—We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.”

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock commenced trading publicly on The Nasdaq National Market on July 14, 2004 and currently is traded on The Nasdaq Global Market under the symbol “PFWD.” The following table sets forth the quarterly range of high and low reported sale prices of our common stock on The Nasdaq Global Market for the periods indicated:

	High	Low
Year ended December 31, 2005
First quarter	$ 8.40	$ 5.90
Second quarter	8.00	5.03
Third quarter	10.93	6.77
Fourth quarter	11.45	8.10
Year ended December 31, 2006
First quarter	$ 12.08	$ 7.75
Second quarter	14.19	10.26
Third quarter	12.77	9.69
Fourth quarter	16.47	10.80
Year ended December 31, 2007
First quarter	$ 15.83	$ 12.29
Second quarter (through May 7, 2007)	16.10	13.00

As of May 7, 2007, there were 171 holders of record of our common stock. On May 7, 2007, the last sale price reported on The Nasdaq Global Market for our common stock was $15.39 per share.

Since June 2004, we have not declared or paid any cash dividends on our capital stock and do not expect to pay any cash dividends for the foreseeable future. We intend to use future earnings, if any, in the operation and expansion of our business. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors that our board of directors deems relevant. In addition, the terms of the loan agreement governing our line of credit restrict our ability to pay dividends, and any future indebtedness that we may incur could preclude us from paying dividends.

CAPITALIZATION

The following table shows our cash, cash equivalents and short-term investments and capitalization as of March 31, 2007 on an actual basis and on an as adjusted basis to give effect to the sale by us of 5,500,000 shares of our common stock in this offering at an assumed public offering price of $15.39 per share (which is the last reported sale price for our common stock on May 7, 2007), after deducting the estimated underwriting discount and estimated offering expenses payable by us.

	As of March 31, 2007
	Actual	As Adjusted
	(in thousands, except par value)
Cash, cash equivalents and short-term investments	$ 81,816	$ 161,516
Stockholders’ equity:
Preferred stock, $0.01 par value: 5,000 shares authorized, 0 shares issued	$ —	$ —
Common stock, $0.01 par value: 100,000 shares authorized, 35,660 shares issued, actual; 41,160 shares issued, as adjusted	356	411
Additional paid-in capital	178,073	257,718
Treasury stock, 37 shares at cost	(111)	(111)
Accumulated other comprehensive income	60	60
Accumulated deficit	(85,215)	(85,215)
Total stockholders’ equity	$ 93,163	$ 172,863
Total capitalization	$ 93,163	$ 172,863

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 2006 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2007, each of which is incorporated herein by reference. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus supplement, including in “Risk Factors,” the accompanying prospectus, any free writing prospectus prepared by us or on our behalf, and the documents incorporated by reference herein and therein.

Overview

Phase Forward Incorporated is a provider of integrated enterprise-level software products, services and hosted solutions for use in our customers’ global clinical trial data management and safety evaluation and monitoring activities.

Our customers include pharmaceutical, biotechnology, and medical device companies, clinical research organizations, or CROs, as well as academic institutions, governmental regulatory agencies, and other entities engaged in clinical trial and safety evaluation and monitoring activities. Our products automate essential elements of the clinical trial data management and safety evaluation and monitoring process for both clinical trials and post-approval products., We believe our products allow our customers to accelerate the market introduction of new medical therapies, reduce overall research and development expenditures, enhance existing data quality control efforts, facilitate proactive safety assessments, enable increased safety compliance and reduce clinical and economic risk.

Fiscal Year

Our fiscal year ends on December 31. Reference to 2006, for example, refers to the fiscal year ended December 31, 2006.

Initial Public Offering

On July 20, 2004, we completed an initial public offering of 5,250,000 shares of our common stock at $7.50 per share. In connection with the offering, all of the outstanding shares of our preferred stock (and a warrant to purchase preferred stock) were converted into an equal number of shares of common stock (and a warrant to purchase common stock). On August 19, 2004, we sold an additional 330,000 shares of common stock at $7.50 per share as a result of the exercise of the over-allotment option by the underwriters of the offering. The sale of the 5,580,000 shares of common stock in connection with the initial public offering resulted in net proceeds to us of $36.6 million after deducting underwriters’ discounts and offering-related expenses.

Acquisitions

From time to time we have expanded our product and service offerings through the acquisition of other businesses or technologies. The most significant of these transactions are the acquisitions of Clinsoft Corporation and Lincoln Technologies, Inc.

Lincoln Technologies, Inc.

On August 25, 2005, we acquired all of the outstanding capital stock of Lincoln Technologies, Inc., or Lincoln, a provider of products and services for drug safety, clinical trial safety signal detection, and applied data standards. Lincoln’s products consisted of WebVDME, CTSD and WebSDM. The aggregate purchase price was approximately $16.7 million. The acquisition agreement called for additional cash consideration to be paid subject to achievement of certain financial targets in 2005 and 2006, of up to $2.0 million and $4.0 million, respectively. The defined 2005 financial targets were achieved and, accordingly, we accrued additional consideration of $2.0 million in 2005 which was paid in May 2006. The acquisition agreement was amended in September 2006 to amend the terms of the remaining contingent earn-out payment for which the securityholders of Lincoln could be eligible in 2007 under the acquisition agreement. Pursuant to the amendment, we agreed to pay the securityholders of Lincoln an aggregate of $3.5 million in cash on December 26, 2007 in satisfaction of our remaining payment obligations under the acquisition agreement. The $3.5 million was accrued as of September 30, 2006. The acquisition of Lincoln was accounted for as a purchase under Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations. Accordingly, the results of Lincoln have been included in our consolidated financial statements since the date of acquisition.

Clinsoft Corporation

On August 14, 2001, we acquired Clinsoft Corporation, or Clinsoft, a developer, marketer and provider of clinical data management and adverse event reporting and tracking products and services. Clinsoft’s products consisted of Clintrial and Clintrace. The aggregate purchase price was approximately $44.1 million, which consisted of the issuance of 3.9 million shares of our Series D redeemable convertible preferred stock, the assumption of liabilities and direct acquisition costs. The acquisition of the Clinsoft business was accounted for as a purchase under SFAS No. 141. Accordingly, the results of Clinsoft have been included in our consolidated financial statements since the date of acquisition.

Litigation Settlement

In February 2006, we entered into a Settlement Agreement and related License Agreement with Dr. Mark L. Kozam d/b/a MLK Software and Datasci, LLC. The Settlement Agreement relates to a lawsuit filed by Datasci in 2004 alleging that certain of our products and services and certain products and services of one of our customers, Quintiles, Inc., infringe a United States patent claimed to be owned by Datasci. Under the Settlement Agreement and related License Agreement, we agreed to make a one-time, lump-sum payment to Datasci in the amount of $8.5 million to settle the claim and obtain a perpetual, irrevocable, fully paid worldwide, non-exclusive license to the patent that was the subject of the claim by Datasci. The confidential settlement, in which neither party admits liability, provides for mutual releases and dismissal of all actions between the parties.

Pursuant to SFAS No. 142, Goodwill and Other Intangible Assets, we reviewed the attributes of the license obtained and estimated that the license obtained had no value or useful life and that the license would not contribute to our future cash flows, either directly or indirectly. In addition, we do not anticipate changing any of our products as a result of the license to this patent. As such, the settlement amount was recorded as a charge to operations. Since the contingency existed as of December 31, 2005 and the settlement was concluded prior to the issuance of our 2005 audited consolidated financial statements, in accordance with SFAS No. 5, Accounting for Contingencies, we recorded the impact of the settlement in 2005 as a charge to operations. The settlement was paid during the three months ended March 31, 2006.

Sources of Revenues

We derive our revenues from software licenses and services. License revenues are derived principally from the sale of term licenses for our software products including; InForm, Clintrial, Clintrace, WebVDME, CTSD and WebSDM. Service revenues are derived principally from our delivery of the hosted solution of our InForm, WebVDME, CTSD and WebSDM software products, and consulting services and customer support, including training, for all of our products. We generally recognize revenues ratably over the life of a license or service contract. This allows us to maintain a backlog that provides multi-year visibility in revenues.

One of our customers, GlaxoSmithKline accounted for approximately 18% and 17% of our total revenues in the year 2006 and the three months ended March 31, 2007, respectively, and $2.6 million and $1.9 million of accounts receivable outstanding as of December 31, 2006 and March 31, 2007, respectively. Our top 20 customers accounted for approximately 68% and 67% of our total revenues in the year 2006 and the three months ended March 31, 2007, respectively, net of reimbursable out-of-pocket expenses.

License Revenues

We derive our license revenues from the following products: InForm, our Internet-based electronic data capture, or EDC, solution; Clintrial, our clinical data management solution; and our drug safety solutions, including our Clintrace, WebVDME, CTSD and WebSDM products. Although each of our software solutions is available as a stand-alone enterprise application, we offer integrated enterprise solutions incorporating certain of our electronic data capture, data management and drug safety products.

License revenues for our InForm electronic data capture software solution, either on a stand-alone or integrated basis, are determined primarily by the number, complexity and duration of the clinical trials and the number of participants in each clinical trial. License revenues for our Clintrial, Clintrace, WebVDME, CTSD and WebSDM software solutions are determined primarily by the number of users accessing the software solution. Except as discussed below, we enter into software license agreements for our InForm, Clintrial and Clintrace products with terms generally of three to five years with payment terms generally annually in advance. License agreements for our WebVDME, CTSD and WebSDM products are generally annual or multi-year with payment terms generally annually in advance. License revenues are recognized ratably over the duration of the software term license agreement, to the extent that amounts are fixed or determinable and collectable.

Following our acquisition of Clinsoft in August 2001, we began converting holders of Clinsoft perpetual software licenses to our software term license arrangements. We continue to sell perpetual licenses of these products in certain situations to our existing customers with the option to purchase customer support, and may in the future do so for new customers based on customer requirements or market conditions. We recognize revenues on the perpetual licenses upon delivery of the software when all other revenue recognition criteria are met. We continue to provide and charge for maintenance and support on our products to those customers who do not convert to our software term license arrangements. We generally charge 18% of the perpetual license fee for customer support. We will continue our efforts to convert the remaining former Clinsoft customer base to software term license arrangements. However, we anticipate that some customers will not convert and instead will continue to make annual customer support payments.

Service Revenues

Application Hosting Services.   In addition to making our software products available to customers through licenses, we offer our InForm, WebVDME, CTSD and WebSDM software as hosted application solutions delivered through a standard web-browser, with customer support and training services. Service revenues from application hosting services are derived principally from our InForm hosted solution.

Revenues resulting from the InForm hosting service consist of three stages for each clinical trial:

•       First stage—trial and application set up, including design of electronic case report forms and edit checks, installation and server configuration of the system;

•       Second stage—application hosting and related support services; and

•       Third stage—services required to close out, or lock, the database for the clinical trial.

Services provided for the first and third stages are provided on a fixed fee basis depending upon the complexity of the trial and system requirements. Services for the second stage are charged separately as a fixed monthly fee. We recognize revenues from all stages of the hosting service ratably over the hosting period. Fees charged and costs incurred for the trial system design, set up and implementation are deferred until the start of the hosting period and are amortized and recognized ratably over the estimated hosting period. The deferred costs include direct costs related to the trial and application set up. Fees for the first and third stages of the services are billed based upon milestones. Fees for application hosting and related services in the second stage are generally billed quarterly in advance. Bundled into this revenue element are the revenues attributable to the software license used by the customer.

In the event that an application hosting customer cancels a clinical trial and its related statement of work, all deferred revenues are recognized and all deferred set up costs are expensed. In addition, certain termination-related fees may be charged and if so, such fees are recognized in the period of termination.

Revenues resulting from hosting services for our WebVDME, CTSD and WebSDM products consist of installation and server configuration, application hosting and related support services. Services for this offering are charged monthly as a fixed fee. Revenues are recognized ratably over the period of the service.

In addition, application hosting service revenues include hosting services associated with term license customers and reimbursable out-of-pocket expenses.

Consulting Services.   Consulting services include the design and documentation of the processes related to our customers’ use of our products and services in their clinical trials. Consulting services also include project planning and management services, guidance on best practices in using our software products, data management and configuration services for data mining and reporting, as well as implementation services consisting of application architecture design, systems integration, installation and validation. Revenues from consulting services included in either a multiple element software license agreement or in an application hosting agreement are recognized ratably over the term of the arrangement. The associated costs are expensed as incurred. Revenues from consulting services that are not included in a multiple element software license arrangement are recognized as services are performed. Fixed priced arrangements are billed based upon contractual milestones, and time-and-materials arrangements are billed monthly.

Customer Support.   We have a multinational services organization to support our software products and hosted solutions worldwide. Customer support includes telephone support, software maintenance and training. We bundle customer support in our software term licenses and allocate 10% of the value of the license to customer support revenues. Our customer support revenues also consist of customer support fees paid by perpetual license customers. Customer support revenues are recognized ratably over the period of the customer support or term license agreement, with payment terms generally annually in advance.

Cost of Revenues and Operating Expenses

We allocate overhead expenses such as rent and occupancy charges and employee benefit costs to all departments based on headcount. As such, general overhead expenses are reflected in cost of service revenues and in the sales and marketing, research and development, and general and administrative expense categories.

Cost of Revenues

Cost of license revenues consists primarily of the amortization of royalties paid for certain modules within our Clintrial software product as well as our InForm software product. In addition, costs of revenues include expense for the amortization of acquired technologies associated with the acquisition of Lincoln. The cost of license revenues vary based upon the mix of revenues from software licenses for our products. We operate our service organization on a global basis as one distinct unit, and do not segment costs for our various service revenue elements. These services include performing application hosting, consulting and customer support services. Costs for these services consist primarily of employee-related costs associated with these services, amortization of the deferred clinical trial set up costs, allocated overhead, outside contractors, royalties associated with providing customer support for use with the Clintrial and InForm software products and reimbursable out-of-pocket expenses. Cost of services also includes hosting costs that primarily consist of hosting facility fees and server depreciation.

The cost of service revenues varies based upon the number of employees in the service organization, the type of work performed, and royalties associated with revenues derived from providing customer support, as well as costs associated with the flexible use of outside contractors to support internal resources. We supplement the trial design and set up activity for our InForm application hosting services through the use of outside contractors. This allows us to utilize outside contractors in those periods where trial design and set up activity is highest while reducing the use of outside contractors in those periods where trial activity lessens, allowing for a more flexible delivery model. The percentage of the services workforce represented by outside contractors varies from period to period depending on the volume of specific support required. The cost of services is significantly higher as a percentage of revenues as compared to our cost of license revenues primarily due to the employee-related and outside contractor expenses associated with providing services.

Gross Margin

Our gross margin on license revenues varies based on the mix of royalty- and non-royalty-bearing license revenues and the amount of amortization of acquired technologies. Our gross margin on service revenues varies primarily due to variations in the utilization levels of the professional service team and the timing of expense and revenue recognition under our service arrangements. In situations where the service revenues are recognized ratably over the software license term our costs associated with delivery of the services are recognized as the services are performed, which is typically during the first six to 12 months of the contract period. Accordingly, our gross margin on service revenues will vary significantly over the life of a contract due to the timing, amount and type of service required in delivering certain projects. In addition, consolidated gross margin will vary depending upon the mix of license and service revenues.

Sales and Marketing

Sales and marketing expenses consist primarily of employee-related expenses, including travel, marketing programs which include product marketing expenses such as trade shows, workshops and seminars, corporate communications, other brand building and advertising, allocated overhead and the amortization of commissions. In addition, sales and marketing include expense for the amortization of acquired technologies associated with the acquisition of Lincoln. We expect that sales and marketing expenses will continue to increase in absolute dollars as commission expense increases with our revenues and as we continue to expand sales coverage and to build brand awareness through what we believe are the most cost effective channels available, but may fluctuate quarter over quarter due to the timing of marketing programs.

Research and Development

Research and development expenses consist primarily of employee-related expenses, allocated overhead and outside contractors. We focus our research and development efforts on increasing the functionality, performance and integration of our software products. We expect that in the future, research and development expenses will increase in absolute dollars as we continue to add features and functionality to our products, introduce additional integrated software solutions to our product suite and expand our product and service offering.

General and Administrative

General and administrative expenses consist primarily of employee-related expenses, professional fees, primarily consisting of expenses for accounting, compliance with the Sarbanes-Oxley Act of 2002, and legal services, including litigation, information technology and other corporate expenses and allocated overhead. We expect that in the future our general and administrative expenses will increase in absolute dollars as we add personnel and incur additional costs related to the growth of our business and operations.

Stock-Based Compensation Expenses

Our cost of service revenues, sales and marketing, research and development, and general and administrative expenses include stock-based compensation expense. Stock-based compensation expense is the fair value of outstanding stock options and restricted stock awards which are recognized over the respective stock option and award service periods. It also includes amortization of the excess of the deemed fair market value over the exercise price of stock options granted prior to when we became a public company. During the years 2004, 2005 and 2006 and for the three months ended March 31, 2007, we recorded $2.1 million, $607,000, $3.0 million and $1.0 million of aggregate stock-based compensation expense, respectively.

Operating Margins

Our non-GAAP operating margins (which exclude expenses for stock-based compensation and amortization of intangible assets) for 2006 and the three months ended March 31, 2007 were 12.4% and 14.9%, respectively. This compares to GAAP operating margins of 8.7% and 10.8% for the same periods, respectively. Our target non-GAAP operating margin over the next 3 to 5 years is a range of 18% to 21%. This improvement may be achieved as a result of continued gross margin improvement, coupled with a decrease in operating expenses as of percentage of revenues. These targets are considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and are subject to the rules and uncertainties described under “Special Note Regarding Forward-Looking Information” and in the risk factors referred to therein. There can be no assurance that we will be able to achieve these targets.

	Year Ended December 31,	Three Months Ended March 31,
	2006	2007
	(in thousands)
Reconciliation of GAAP to Non-GAAP income from operations and operating margins:
Total revenues	$106,613	$30,084
GAAP income from operations	9,299	3,235
Stock-based compensation expense	3,022	1,032
Amortization of intangible assets	870	218
Non-GAAP income from operations	$13,191	$4,485
GAAP operating margin	8.7%	10.8%
Non-GAAP operating margin	12.4%	14.9%

Non-GAAP Financial Information

We provide non-GAAP income from operations and operating margins as additional information relating to our operating results. These non-GAAP financial measures are not in accordance with, or an alternative for, accounting principles generally accepted in the United States and may be different from non-GAAP financial measures used by other companies. Our management believes these non-GAAP financial measures are useful to investors because this supplemental information facilitates comparisons between current results and results in prior periods. Our management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Our management uses these non-GAAP financial measures to evaluate its financial results, develop budgets and manage expenditures. Investors are encouraged to review the reconciliations of these non-GAAP financial measures to the comparable GAAP results, which are described above. We are unable to provide a reconciliation of the forward-looking non-GAAP financial measures to comparable GAAP results because we cannot forecast our future stock-based compensation expenses or expenses related to the amortization of intangible assets, both of which are dependent upon actions and events which are currently not foreseeable. For example, we may make acquisitions which may result in additional amortization expense. In addition, we do not know at this time what equity awards we may issue to our directors, officers and employees in the future, and even if we did, we are unable to reasonably forecast the numerous variables involved to value any such awards. As a result, we are unable to determine the amount of the related stock compensation expense.

Our non-GAAP income from operations and non-GAAP operating margins have limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under GAAP. For example, although amortization is a non-cash charge, the assets being amortized might have to be replaced in the future, and these non-GAAP financial measures do not reflect any cash requirements for such replacements. You should compensate for these limitations by relying primarily on our GAAP results and only using these non-GAAP financial measures supplementally, if at all.

Foreign Currency Translation

With regard to our international operations, we frequently enter into transactions in currencies other than the U.S. dollar. As a result, our revenues, expenses and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the euro, British pound, Australian dollar and Japanese yen. During 2006 and the three months ended March 31, 2007, approximately 49% and 50%, respectively, of our revenues were generated in locations outside the United States. The majority of these revenues are in currencies other than the U.S. dollar, as are many of the associated expenses. In periods when the U.S. dollar declines in value as compared to the foreign currencies in which we conduct business, our foreign currency-based revenues and expenses generally increase in value when translated into U.S. dollars.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and assumptions with our audit committee, including those related to revenue recognition, deferred set up costs, commissions and royalties, accounts receivable reserves, stock-based compensation expense, long-lived assets, intangibles assets and goodwill, income taxes, restructuring, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. There have been no material changes to these estimates for the periods presented in this Management’s Discussion and Analysis of Financial Condition and Results of Operations. Our actual results may differ from these estimates under different assumptions or conditions.

We believe that of our significant accounting policies, which are described in note 2 of the notes to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated herein by reference, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

Revenue Recognition and Deferred Set Up Costs

We recognize software license revenues in accordance with Statement of Position (SOP) No. 97-2, Software Revenue Recognition, as amended, issued by the American Institute of Certified Public Accountants, while revenues resulting from application services are recognized in accordance with Emerging Issues Task Force (EITF) Issue No. 00-3, Application of AICPA Statement of Position 97-2 to Arrangements that Include the Right to Use Software Stored on Another Entity’s Hardware, and Securities and Exchange Commission’s (SEC) Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. On August 1, 2003, we adopted EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. The adoption of EITF Issue No. 00-21 did not have a material impact on our financial position or results of operations.

Customers generally have the ability to terminate application hosting, consulting and training service agreements upon 30 days notice. License agreements, multiple element arrangements, including license and services agreements and certain application hosting services can generally be terminated by either party for material breach of obligations not corrected within 30 days after notice of the breach.

We recognize revenues when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement; (2) the product or service has been provided to the customer; (3) the collection of our fees is probable; and (4) the amount of fees to be paid by the customer is fixed or determinable.

We generally enter into software term licenses for our InForm, Clintrial and Clintrace products with our customers for 3- to 5-year periods. License agreements for our WebVDME, CTSD and WebSDM products are generally annual or multi-year terms. These arrangements typically include multiple elements: software license, consulting services and customer support. We bill our customers in accordance with the terms of the underlying contract. Generally, we bill license fees annually in advance for each year of the license term. Our payment terms are generally net 30 days.

Our software license revenues are earned from the sale of off-the-shelf software requiring no significant modification or customization subsequent to delivery to the customer. Consulting services, which can also be performed by third-party consultants, are deemed to be non-essential to the functionality of the software and typically are for trial configuration, implementation planning, loading of software, building simple interfaces and running test data and documentation of procedures.

We generally bundle customer support with the software license for the entire term of the arrangement. As a result, we generally recognize revenues for all elements, including consulting services, ratably over the term of the software license and support arrangement. We allocate the revenues recognized for these arrangements to the different elements based on management’s estimate of the relative fair value of each element. For our term-based licenses, we allocate to consulting services the anticipated service effort and value throughout the term of the arrangement at an amount that would have been allocated had those services been sold separately to the customer. The remaining value is allocated to license and support services, with 10% of this amount allocated to support services. We have allocated the estimated fair value to our multiple element arrangements to provide meaningful disclosures about each of our revenue streams. The costs associated with the consulting and customer support services are expensed as incurred. There are instances in which we sell software licenses based on usage levels. These software licenses can be based on estimated usage, in which case the license fee charged to the customer is fixed based on this estimate. When the fee is fixed, the revenues are generally recognized ratably over the contractual term of the arrangement. If the fee is based on actual usage, and therefore variable, the revenues are recognized in the period of use. Revenues from certain follow-on consulting services, which are sold separately to customers with existing software licenses and are not considered part of a multiple element arrangement, are recognized as the services are performed.

We continue to sell perpetual licenses for the Clintrial and Clintrace software products in certain situations to our existing customers with the option to purchase customer support and may in the future do so for new customers based on customer requirements or market conditions. We have established vendor specific objective evidence of fair value for the customer support. Accordingly, license revenues are recognized upon delivery of the software and when all other revenue recognition criteria are met. Customer support revenues are recognized ratably over the term of the underlying support arrangement. We continue to generate customer support and maintenance revenues from our perpetual license customer base. Training revenues are recognized as earned.

In addition to making our software products available to customers through licenses, we offer our InForm, WebVDME, CTSD and WebSDM software solutions through a hosted application solution delivered through a standard web-browser.

Revenues resulting from InForm application hosting services consists of three stages for each clinical trial: the first stage involves application set up, including design of electronic case report forms and edit checks, implementation of the system and server configuration; the second stage involves application hosting and related support services; and the third stage involves services required to close out, or lock, the database for the clinical trial. Services provided for the first and third stages are provided on a fixed fee basis based upon the complexity of the trial and system requirements. Services for the second stage are charged separately as a fixed monthly fee. We recognize revenues from all stages of the InForm hosting service ratably over the hosting period. Fees charged and costs incurred for the trial system design, set up and implementation are deferred as applicable, until the start of the hosting period and then amortized and recognized, as applicable, ratably over the estimated hosting period. The deferred costs include incremental direct costs with third parties and certain internal direct costs related to the trial and application set up, as defined under SFAS No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Indirect Costs of Leases. These costs include salary and benefits associated with direct labor costs incurred during trial set up, as well as third-party subcontract fees and other contract labor costs. Work performed outside the original scope of work is contracted for separately as an additional fee and is generally recognized ratably over the remaining term of the hosting period. Fees for the first and third stages of the services are billed based upon milestones. Fees for application hosting and related services in the second stage are billed quarterly in advance. Bundled into this revenue element are the revenues attributable to the software license used by the customer.

Revenues resulting from hosting services for our WebVDME, CTSD and WebSDM products consist of installation and server configuration, application hosting and related support services. Services for this offering are charged monthly as a fixed fee. Revenues are recognized ratably over the period of the service.

In the event that an application hosting customer cancels a clinical trial and its related statement of work, all deferred revenues are recognized and all deferred set up costs are expensed. In addition, certain termination related fees may be charged and if so, such fees are recognized in the period of termination.

We deferred $2.7 million and $942,000, respectively, of set up costs and amortized $2.1 million and $560,000 during the year 2006 and the three months ended March 31, 2007, respectively. The amortization of deferred set up costs is a component of cost of services.

Deferred revenue represents amounts billed or cash received in advance of revenue recognition.

Provisions for estimated losses on uncompleted contracts are made on a contract-by-contract basis and are recognized in the period in which such losses become probable and can be reasonably estimated. To date, we have not experienced any material losses on uncompleted application hosting contracts.

Accounting for Prepaid Sales Commissions and Royalties

For arrangements where we recognize revenue over the relevant contract period, we defer related commission payments to our direct sales force and software license royalties paid to third parties and amortize these amounts over the same period that the related revenues are recognized. This is done to better match commission and royalty expenses with the related revenues. We deferred $6.4 million and $1.7 million, respectively, of commissions and amortized $5.4 million and $1.5 million, respectively, to sales and marketing expense during the year 2006 and the three months ended March 31, 2007. Royalties are paid on a percentage of billings basis for certain of our products, and we have the right to recover royalties in the event an arrangement is cancelled. During the year 2006 and the three months ended March 31, 2007, we deferred $2.3 million and $232,000, respectively, of royalty expenditures and amortized $3.1 million and $177,000, respectively, to cost of license and service revenues.

Accounts Receivable Reserves

We maintain allowances for doubtful accounts for estimated losses which may result from the failure of our customers to make required payments. We regularly evaluate the collectibility of our trade receivables based on a combination of factors, which may include dialogue with the customer to determine the cause of non-payment, the use of collection agencies, and/or the use of litigation. In the event it is determined that the customer may not meet its full obligation to us, we record a specific allowance to reduce the related receivable to the amount that we expect to recover given all information available to us. We continuously monitor collections from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates in the future. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Our accounts receivable reserves were $384,000 and $491,000 as of December 31, 2006 and March 31, 2007, respectively.

Accounting for Income Taxes

In connection with preparing our financial statements, we are required to compute income tax expense in each jurisdiction in which we operate. This process requires that we project our current tax liability and estimate our deferred tax assets and liabilities, including net operating loss and tax credit carryforwards. In assessing the need for a valuation allowance, we have considered our recent operating results, future taxable income projections and all prudent and feasible tax planning strategies. In 2005, we determined that it was more likely than not that we would realize a portion of our deferred tax assets and therefore reduced the valuation allowance by $7.8 million in December 2005. This benefit of the release in valuation allowance was realized through reductions to income tax expense of $4.5 million and to goodwill of $3.2 million for the realization of acquired net operating loss carryforwards in the Clinsoft acquisition. In 2006, we determined that it was more likely than not that we would realize an additional portion of our deferred tax assets and therefore reduced the valuation allowance by $5.6 million. This benefit of the release in valuation allowance was realized through reductions to income tax expense of $5.4 million and to goodwill of $207,000. Also in 2006, we utilized $3.2 million of our deferred tax assets to offset 2006 taxable income. During the three months ending March 31, 2007, we determined that it is more likely than not that we will realize an additional portion of deferred tax assets and therefore reduced the valuation allowance by $1.2 million. This benefit of the release in valuation allowance was realized through reductions to income tax expense of $1.1 million and to goodwill of $121,000.

We adopted the provisions of Financial Accounting Standards Board, or FASB, Interpretation No. (FIN) 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109, Accounting for Income Taxes, on January 1, 2007. As a result of the implementation of FIN 48, we recognized no material adjustment in the liability for unrecognized income tax benefits. At the adoption date of January 1, 2007, we had $499,000 of unrecognized tax benefits, all of which would affect our effective tax rate if recognized. At March 31, 2007, we had $499,000 of unrecognized tax benefits.

We recognize interest and penalties related to uncertain tax positions in the provision for income taxes. At the adoption date of January 1, 2007, we had $50,000 of accrued interest related to uncertain tax positions. As of March 31, 2007, we had $55,000 of accrued interest related to uncertain tax positions.

Accounting for Stock-Based Awards

On January 1, 2006, we adopted the provisions of SFAS No. 123(R), Share-based Payment, which requires us to recognize expense related to the fair value of stock-based compensation awards. We elected to use the modified prospective transition method as permitted by SFAS No. 123(R) and therefore have not restated our financial results for prior periods. Under this transition method, stock-based compensation expense for 2006 includes compensation expense for all stock-based compensation awards granted on or after March 15, 2004 (the filing date for the initial registration statement for our initial public offering), based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R).

Stock options granted prior to March 15, 2004, are minimum value options, pursuant to SFAS No. 123, Accounting for Stock-Based Compensation. Under the provisions of SFAS No. 123(R), the value of these options will not be recorded in the statement of operations subsequent to the date of our adoption of SFAS No. 123(R). Instead, we will continue to account for these options using Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations.

For service-based options, accounted for under SFAS No. 123(R), we recognize compensation expense on a straight-line basis over the requisite service period of the award. For performance-based options, we recognize expense on a straight-line basis over the estimated performance period. In addition, SFAS 123(R) requires the benefits of tax deductions in excess of recognized share-based compensation to be reported as a financing activity rather than an operating activity in the statements of cash flows. This requirement can have the effect of reducing our net operating cash flows and increasing our net financing cash flows in certain periods.

Prior to the adoption of SFAS No. 123(R), we applied SFAS No. 123, amended by SFAS No. 148, Accounting for Stock-based Compensation—Transition and Disclosure, which allowed companies to apply the existing accounting rules under APB Opinion No. 25. Pursuant to APB Opinion No. 25, we accounted for our stock-based awards to employees using the intrinsic-value method, under which compensation expense was measured on the date of grant as the difference between the fair value of our common stock and the option exercise price multiplied by the number of options granted. Generally, we granted stock options with exercise prices equal to the estimated fair value of our common stock; however, to the extent that the fair value of the common stock exceeded the exercise price of stock options granted to employees on the date of grant, we recorded deferred compensation and amortized the expense over the vesting schedule of the options, generally four years. During 2003 and 2004, in accordance with APB Opinion No. 25, we recorded deferred stock-based compensation resulting from the grant of employee stock options with an exercise price less than the fair value of common stock. As of March 31, 2007, we had $91,000 of deferred stock-based compensation remaining to be amortized which we expect to be amortized as follows: $86,000 during the remainder of 2007 and $5,000 during 2008.

Effective with the adoption of SFAS No. 123(R), we have elected to use the Black-Scholes option pricing model to determine the weighted average fair value of options granted. See note 2 of the notes to our 2006 consolidated financial statements included in our Annual Report for the year ended December 31, 2006 on Form 10-K, which is incorporated herein by reference.

During 2006 and the three months ended March 31, 2007, we recorded $3.0 million and $1.0 million of aggregate stock-based compensation expense, respectively, of which $2.6 million and $986,000, respectively, was a result of the adoption of SFAS No. 123(R). The remaining stock-based compensation expense is due to the amortization of stock-based compensation associated with previously issued stock options which amounted to $387,000 and $46,000 in 2006 and the three months ended March 31, 2007, respectively. For 2006, we allocated stock-based compensation expense as follows: $258,000 in cost of revenues, $394,000 in research and development, $502,000 in sales and marketing and $1.9 million in general and administrative expense. For the three months ended March 31, 2007, we allocated stock-based compensation expense as follows: $110,000 in cost of revenues, $156,000 in research and development, $166,000 in sales and marketing and $600,000 in general and administrative expense. As of March 31, 2007, we had $13.4 million of unrecognized stock-based compensation expense related to market-based share awards that we expect to recognize over a weighted average period of 3.27 years.

Goodwill and Intangible Assets Impairment.   We review the carrying value of goodwill and intangible assets periodically based upon the expected future discounted operating cash flows of our business. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of our operating results in future periods. Actual results may differ materially from these estimates. The timing and size of impairment charges, if any, involves the application of management’s judgment regarding the estimates and could significantly affect our operating results.

Overview of Results of Operations for the Three Months Ended March 31, 2006 and 2007

Total revenues increased by 27% or $6.5 million in the three months ended March 31, 2007 compared to the same period in 2006 primarily due to an increase in service revenues of 31%.

Our gross margin increased by 28% or $3.9 million in the three months ended March 31, 2007 compared to the same period in 2006, primarily due to the increase in services revenues.

Operating income for the three months ended March 31, 2007 of $3.2 million increased 61% or $1.2 million compared to the same period in 2006. The operating income for the three months ended March 31, 2006 and 2007 also included $456,000 and $1.0 million of stock-based compensation expense, respectively.

The results for the three months ended March 31, 2007 were impacted by foreign exchange rate fluctuations, resulting in an approximately 2.6% increase in revenues and 3.3% increase in expenses for the period.

As of March 31, 2007, we had $81.8 million of cash, cash equivalents and short-term investments, an increase of $12.2 million from $69.6 million at December 31, 2006. As of March 31, 2007, we had no outstanding debt.

Revenues

	Three Months Ended March 31,
	2006		2007		Change
Revenues	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	%
	(in thousands)
License	$9,025	38%	$11,036	37%	$2,011	22%
Application hosting services	8,954	38	12,052	40	3,098	35
Consulting services	2,739	12	3,426	11	687	25
Customer support	2,898	12	3,570	12	672	23
Total	$23,616	100%	$30,084	100%	$6,468	27%

Total revenues increased in the three months ended March 31, 2007 as compared to the same period in 2006, primarily due to increases in application hosting and license revenues. The increase in revenues associated with our application hosting services in the three months ended March 31, 2007 was due to an increase in trials under management, which include both application hosting services trials as well as trials hosted for our InForm license customers. The increase in license revenues was primarily the result of additional InForm revenues to both new and existing customers. The increase in consulting revenues was primarily attributable to additional InForm revenues which were related to both new and existing customers. The increase in customer support revenues in the three months ended March 31, 2007 was due primarily to increases in InForm training and customer support revenues. Our revenues were not significantly impacted by price increases or decreases. Inflation had only a nominal impact on our revenues.

	Three Months Ended March 31,
	2006		2007		Change
Revenues by Geography	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	%
	(in thousands)
United States	$12,023	51%	$14,979	50%	$2,956	25%
United Kingdom	7,519	32	10,910	36	3,391	45
France	2,374	10	2,487	8	113	5
Asia Pacific	1,700	7	1,708	6	8	—
International subtotal	11,593	49	15,105	50	3,512	30
Total	$23,616	100%	$30,084	100%	$6,468	27%

The increase in revenues worldwide was due to the increase in application hosting services and license revenues associated with our InForm product. The increase in U.S. revenue is primarily related to an increase in InForm revenues across all of our categories and to a lesser extent additional business relationships relating to the WebVDME product we began offering after the August 2005 acquisition of Lincoln, while the increase in international revenues is primarily the result of additional application hosting services revenues to both new and existing customers as well as an increase in InForm license revenues.

Cost of Revenues

	Three Months Ended March 31,
	2006		2007
		Percentage		Percentage
		of Related		of Related	Change
Costs of Revenues	Amount	Revenue	Amount	Revenue	Amount	%
	(in thousands)
License	$706	8%	$605	5%	$(101)	(14)%
Services	8,895	61	11,527	61	2,632	30
Total	$9,601	41%	$12,132	40%	$2,531	26%

The cost of license revenues decreased in the three months ended March 31, 2007 primarily due to a $110,000 decrease in cost of royalties associated with our InForm software product. The increase in cost of services in the three months ended March 31, 2007 was due primarily to increases in employee-related and contractor expenses of $1.3 million and $624,000, respectively, associated with a headcount increase of 28 people and the delivery of increased services revenues. We also had expense increases for computer related expenses of $408,000, which includes hardware and software support agreements, computer accessories and equipment rentals for our training classes. We also had expense increases in recruiting, travel and telephone expense of $168,000, $109,000 and $74,000, respectively. In addition, there were also increases in stock-based compensation and depreciation expense of $65,000 and $67,000, respectively. These increases were partially offset by a decrease in expense of $224,000 relating to the number of arrangements in the hosting phase. Expenses in the hosting phase include actual costs incurred as well as the amortization of costs that were previously deferred during the set up phase.

Gross Margin

	Three Months Ended March 31,
	2006		2007
		Percentage		Percentage
		of Related		of Related	Change
Gross Margin	Amount	Revenue	Amount	Revenue	Amount	%
	(in thousands)
License	$8,319	92%	$10,431	95%	$2,112	25%
Services	5,696	39	7,521	40	1,825	32
Total	$14,015	59%	$17,952	60%	$3,937	28%

The license gross margin percentage increased in the three months ended March 31, 2007 due to a decrease in royalty expense relating to our InForm software. The services gross margin percentage increased slightly during the three months ended March 31, 2007, as revenues grew at approximately the same rate as expenses. The overall gross margin increased in the three months ended March 31, 2007 primarily due to the increase in license gross margin. It is likely that gross margin, as a percentage of revenue will fluctuate quarter by quarter due to the timing and mix of license and service revenues, and the type, amount and timing of service required in delivering certain projects. For example, when services are performed on a time and material basis, the timing of expense and revenue recognition is more closely aligned than when services are performed under bundled arrangements, where the revenues are recognized ratably over the license period, while the expenses are recognized as incurred.

Operating Expenses

	Three Months Ended March 31,
	2006		2007		Change
Operating Expenses	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	%
	(in thousands)
Sales and marketing	$4, 237	18%	$5,447	18%	$1,210	29%
Research and development	3,624	15	4,632	15	1,008	28
General and administrative	4,139	18	4,638	15	499	12
Total	$12,000	51%	$14,717	49%	$2,717	23%

Sales and Marketing.   Sales and marketing expenses increased in the three months ended March 31, 2007 primarily due to a $600,000 increase in commission expense due to an increase in revenues. We also experienced a $145,000 increase in employee-related expenses related to a headcount increase of 6 people. In addition there were also expense increases in travel, marketing programs and stock-based compensation of $235,000, $65,000 and $56,000, respectively. We expect that our sales and marketing expense will continue to increase in absolute dollars as commission expense increases with our revenues and as we continue to expand sales coverage and to build brand awareness through what we believe are the most cost effective channels available, but may fluctuate quarter over quarter due to the timing of marketing programs.

Research and Development.   Research and development expenses increased in the three months ended March 31, 2007 primarily due to employee-related expenses of $435,000 related to a headcount increase of 3 people. We also had expense increases related to outside contractors and stock-based compensation of $275,000 and $96,000, respectively. In addition, depreciation expense increased $84,000 and facilities expense grew by $49,000. We expect that our research and development costs will continue to increase in absolute dollars as we continue to add features and functionality to our products and expand our product and service offerings.

General and Administrative.   General and administrative expenses increased in the three months ended March 31, 2007 primarily due to an increase in stock-based compensation expense of $358,000. In addition, employee related expenses increased $192,000 related to a headcount increase of 3 people. Furthermore, bad debt expense increased by $53,000. These expense increases were partially offset by an overall decrease in professional fees of $343,000, which included a reduction of legal expense associated with defending our intellectual property. We expect that in the future our general and administrative expenses will increase in absolute dollars as we add personnel and incur additional costs related to the growth of our business and operations.

Operating Income

	Three Months Ended March 31,
	2006		2007		Change
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	%
	(in thousands)
Operating income	$2,015	9%	$3,235	11%	$1,220	61%

Operating Income.   The increase in operating income in the three months ended March 31, 2007 was primarily due to the increase in total gross margin and a reduction in operating expenses as a percentage of revenues.

Other Income (Expense)

	Three Months Ended March 31,
	2006		2007		Change
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	%
	(in thousands)
Other income (expense):
Interest income	$596	3	$864	3	$268	45
Other expense	(64)	—	(66)	—	(2)	(3)
Total other income	$532	3%	$798	3%	$266	50%

Other Income.   The increase in interest income in the three months ended March 31, 2007 was primarily due to an increase in cash and cash equivalents available for investment.

Provision for Income Taxes

	Three Months Ended March 31,
	2006		2007		Change
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	%
	(in thousands)
Provision for income taxes	$461	2%	$552	2%	$91	20%

Provision for Income Taxes.   Our provision for income taxes includes foreign and alternative minimum tax. We have utilized available U.S. net operating losses to offset our primary federal obligations resulting in an effective tax rate of 18% and 14% for the three months ended March 31, 2006 and 2007, respectively. We currently expect to realize recorded deferred tax assets as of March 31, 2007 of approximately $9.9 million. Our conclusion that such assets will be recovered is based upon our expectation that future earnings will provide sufficient taxable income to realize recorded tax assets. While the realization of our net recorded deferred tax assets cannot be assured, to the extent that future taxable income against which these tax assets may be applied is not sufficient, some or all of our net recorded deferred tax assets would not be realizable.

Overview of Results of Operations for the Years Ended December 31, 2005 and 2006

In 2006, we signed contracted orders of $137.3 million compared to $90.4 million in 2005, an increase of 52%. Our backlog grew in 2006 to $216.8 million at December 31, 2006, an increase of 17% from $185.3 million of backlog at December 31, 2005. The license portion of our backlog increased from $89.0 million at December 31, 2005 to $93.2 million at December 31, 2006, representing a 5% increase. The service portion of our backlog increased by 28% during this same period from $96.4 million to $123.6 million. In the future, we anticipate that the percentage of the license and service components of our backlog will fluctuate as a percentage of total backlog, primarily due to changes in the type, amounts and delivery schedules of license and service orders, which are based on the requirements of our customers. Approximately $99 million of the December 31, 2006 total backlog is expected to be recognized as revenue in 2007. Approximately 20% of the value of our backlog as of December 31, 2006 represented contract commitments that may be cancelled by our customers at any time with limited notice. Based on historical cancellations since the inception of our company in 1997, 2% of the value of our total backlog is expected to be canceled prior to completion.

Total revenues increased by 22% or $19.5 million in 2006 compared to the same period in 2005 primarily due to an increase in service revenues of 26%.

Our gross margin increased by 22% or $11.9 million in 2006 compared to the same period in 2005, primarily due to the increase in revenues.

Operating income in 2006 of $9.3 million increased by $9.6 million compared to the same period in 2005. The operating income in 2005 included an $8.5 million charge relating to a litigation settlement. The operating income for 2005 and 2006 also included $607,000 and $3.0 million of stock-based compensation expense, respectively.

The results for 2006 were impacted by foreign exchange rate fluctuations, resulting in a decrease in revenue for the period of 2% and no impact of expenses.

Revenues

	Year Ended December 31,
	2005		2006		Change
Revenues	Amount	Percentage of Revenues	Amount	Percentage of Revenues	Amount	%
	(in thousands)
License	$35,001	40%	$40,893	38%	$5,892	17%
Application hosting services	30,189	35	41,596	39	11,407	38
Consulting services	9,240	11	11,357	11	2,117	23
Customer support	12,651	14	12,767	12	116	1
Total	$87,081	100%	$106,613	100%	$19,532	22%

Total revenues increased in 2006 as compared to the same period in 2005, primarily due to increases in application hosting and license revenues. The increase in revenues associated with our application hosting services in 2006 was primarily due to an increase in trials under management, which include both application hosting services trials as well as trials hosted for our InForm license customers. The increase in license revenues was the result of growth across all of our products but was primarily the result of additional InForm revenue from both new and existing customers. The increase in consulting revenues was primarily attributable to additional InForm revenues which were related to both new and existing customers as well as services relating to new business relationships relating to the WebVDME product we began offering after the August 2005 acquisition of Lincoln. The increase in customer support revenues in 2006 was primarily due to an increase in InForm customer support revenues. Our revenues were not significantly impacted by price increases or decreases. Inflation had only a nominal impact on our revenues. Revenues were impacted by foreign exchange rate fluctuations, resulting in a decrease in revenues for the period of 2%.

	Year Ended December 31,
	2005		2006		Change
Revenues by Geography	Amount	Percentage of Revenues	Amount	Percentage of Revenues	Amount	%
	(in thousands)
United States	$46,330	53%	$54,490	51%	$8,160	18%
United Kingdom	25,776	30	35,195	33	9,419	37
France	8,900	10	10,300	10	1,400	16
Asia Pacific	6,075	7	6,628	6	553	9
International subtotal	40,751	47	52,123	49	11,372	28
Total	$87,081	100%	$106,613	100%	$19,532	22%

The increase in revenues worldwide was primarily due to an increase in application hosting service and license revenues. The increase in U.S. revenues is primarily related to additional application hosting services as well as an increase in license revenue across all of our products, while the increase in international revenues is primarily the result of additional InForm application hosting services revenues with both new and existing customers.

Cost of Revenues

	Year Ended December 31,
	2005		2006
		Percentage		Percentage
		of Related		of Related	Change
Costs of Revenues	Amount	Revenues	Amount	Revenues	Amount	%
	(in thousands)
License	$2,513	7%	$2,698	7%	$185	7%
Services	31,224	60	38,663	59	7,439	24
Total	$33,737	39%	$41,361	39%	$7,624	23%

The cost of license revenues increased in 2006 primarily due to a full year of amortization expense from acquired technologies relating to our recent acquisition of Lincoln of $247,000. The increase in cost of services in 2006 was primarily due to increases in employee-related and contractor expenses of $3.8 million and $1.8 million, respectively, associated with a headcount increase of 25 people and the delivery of increased services revenues. We also had expense increases for depreciation, computer-related, and travel expenses of $439,000, $434,000 and $373,000, respectively. Computer-related expenses include hardware and software support agreements as well as computer accessories. In addition, there were also increases in facilities and royalty expense of $252,000 and $227,000, respectively.

Gross Margin

	Year Ended December 31,
	2005		2006
		Percentage		Percentage
		of Related		of Related	Change
Gross Margin	Amount	Revenues	Amount	Revenues	Amount	%
	(in thousands)
License	$32,488	93%	$38,195	93%	$5,707	18%
Services	20,856	40	27,057	41	6,201	30
Total	$53,344	61%	$65,252	61%	$11,908	22%

The license gross margin percentage was unchanged in 2006 as compared to 2005 at 93% of related revenue as expenses grew proportionately with revenues. The services gross margin percentage increased during 2006 due to lower services expenses as a percentage of related revenues, due to increased efficiencies resulting in an increase in services revenue per services employee. In addition, there was an increase in revenue from consulting services performed on a time and material basis for some of our enterprise customers, rather than services performed under bundled arrangements. When services are performed on a time and material basis, the timing of expense and revenue recognition is more closely aligned than when services are performed under bundled arrangements, where the revenue is recognized ratably over the license period, while the expenses are recognized as incurred. It is likely that gross margin, as a percentage of revenue will fluctuate quarter by quarter due to the timing and mix of license and service revenues, and the type, amount and timing of service required in delivering certain projects.

Operating Expenses

	Year Ended December 31,
	2005		2006		Change
Operating Expenses	Amount	Percentage of Revenues	Amount	Percentage of Revenues	Amount	%
	(in thousands)
Sales and marketing	$16,033	18%	$21,158	20%	$5,125	32%
Research and development	14,330	17	16,621	15	2,291	16
General and administrative	14,836	17	18,174	17	3,338	22
Litigation settlement	8,500	10	—	—	(8,500)	NM
Restructuring	(92)	—	—	—	92	NM
Total	$53,607	62%	$55,953	52%	$2,346	4%

Sales and Marketing.   Sales and marketing expenses increased in 2006 primarily due to a $1.8 million increase in employee-related expenses related to a headcount increase of 6 people and a $1.7 million increase in commission expense due to both an increase in revenues and an increase in the effective commission rate. We also experienced increases in amortization expense of $510,000 associated with our purchase of Lincoln in August 2005, as well as travel and marketing programs of $337,000 and $302,000, respectively. In addition, stock-based compensation expense increased by $472,000. We expect that our sales and marketing expense will continue to increase in absolute dollars as commission expense increases with our revenues and as we continue to expand sales coverage and to build brand awareness through what we believe are the most cost effective channels available, but may fluctuate due to the timing of marketing programs.

Research and Development.   Research and development expenses increased in 2006 primarily due to employee-related expenses of $1.4 million. In addition, there were also expense increases for recruiting, outside contractors and depreciation of $185,000, $161,000 and $133,000, respectively. In addition, stock-based compensation expense increased by $228,000. We expect that our research and development costs will continue to increase in absolute dollars as we continue to add features and functionality to our products, introduce additional integrated software solutions to our product suite and expand our product and service offerings.

General and Administrative.   General and administrative expenses increased in 2006 due in part to an increase in stock-based compensation expense of $1.5 million. In addition, there were also expense increases in employee-related expenses of $789,000 related to a headcount increase of 6 people as well as additional outside contractor expenses of $392,000. Furthermore, expenses increased in depreciation and computer related by $320,000 and $272,000, respectively. Computer related expenses include hardware and software support agreements as well as computer accessories. There were also expense increases in insurance and facilities of $168,000 and $144,000, respectively. These expense increases were partially offset by an overall decrease in professional fees of $532,000, which included a reduction of legal expense associated with defending our intellectual property of $903,000 and $438,000 of additional expense related to an acquisition opportunity that was evaluated during the period, but which we decided not to pursue. We expect that in the future our general and administrative expenses will increase in absolute dollars as we add personnel and incur additional costs related to the growth of our business and operations.

Operating Income

	Year Ended December 31,
	2005		2006		Change
	Amount	Percentage of Revenues	Amount	Percentage of Revenues	Amount	%
	(in thousands)
Operating income (loss)	$(263)	—%	$9,299	9%	$9,562	NM

The increase in operating income in the year ended December 31, 2006 was primarily due to the litigation settlement of $8.5 million in 2005 and an increase in gross margin from both license and services which was partially offset by an increase in operating expenses.

Other Income (Expense)

	Year Ended December 31,
	2005		2006		Change
	Amount	Percentage of Revenues	Amount	Percentage of Revenues	Amount	%
	(in thousands)
Other income (expense):
Interest income	$1,735	2%	$2,848	3%	$1,113	64%
Interest expense	(143)	—	—	—	143	—
Other, net	(157)	—	(19)	—	138	88
Total other income	$1,435	2%	$2,829	3%	$1,394	97%

The increase in interest income in 2006 was primarily due to an increase in the aggregate of cash, cash equivalents, and short-term investments and an increase in the yield on investments. The decrease in interest expense was due to the pay off of our debt in the quarter ended March 31, 2005. Other, net expense decreased primarily due to a decrease in foreign exchange losses compared to the same period in 2005.

Benefit from Income Taxes

	Year Ended December 31,
	2005		2006		Change
	Amount	Percentage of Revenues	Amount	Percentage of Revenues	Amount	%
	(in thousands)
Benefit from income taxes	$(2,169)	(2)%	$(221)	—%	$1,948	90%

The effective tax rate for 2006 decreased to an effective tax benefit of 2% compared to an effective tax benefit of 185% for 2005. In 2006, we determined that it was more likely than not that we would realize an additional portion of our deferred tax assets and therefore reduced the valuation allowance by $5.6 million. This benefit of the release in valuation allowance was realized through reductions to income tax expense of $5.4 million and to goodwill of $207,000, resulting in an effective tax rate benefit of 45%. In 2005, we determined that it was more likely than not that we would realize a portion of our deferred tax assets and therefore reduced the valuation allowance by $7.8 million in December 2005. This benefit of the release in valuation allowance was realized through reductions to income tax expense of $4.5 million and to goodwill of $3.2 million for the realization of acquired net operating loss carryforwards in the Clinsoft acquisition, resulting in an effective tax rate benefit of 240%. See note 7 of the notes to our 2006 consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated herein by reference.

Liquidity and Capital Resources

Our principal sources of liquidity were cash, cash equivalents, and short-term investments totaling $69.6 million and $81.8 million at December 31, 2006 and March 31, 2007, respectively, and accounts receivable of $29.7 million and $28.6 million, respectively.

Cash provided by and used in operating activities has historically been affected by changes in working capital accounts, primarily deferred revenue, accounts receivable and accrued expenses, and add-backs of non-cash expense items such as depreciation and amortization and stock-based compensation. Fluctuations within accounts receivable and deferred revenue are primarily related to the timing of billings of our term license customers and the associated revenue recognition. Movements in deferred costs are related to the volume and stages of hosted clinical trials and movements in accrued expenses and accounts payable are due to the timing of certain transactions.

Net cash provided by operating activities was $14.8 million in the three months ended March 31, 2007, which was greater than net income of $3.5 million. This difference is primarily due to $1.5 million of non-cash depreciation and amortization, $1.4 million of non-cash income tax expense, an increase in deferred revenue of $11.4 million, partially offset by decreases in accounts payable of $1.5 million and accrued expenses of $2.0 million. Net cash provided by operating activities was $11.4 million in 2006, which was less than net income of $12.3 million. The difference is primarily due to the $8.5 million litigation settlement payment, the $1.7 million tax benefit related to exercise of stock options, $5.4 million in deferred income taxes, increases of $4.0 million in accounts receivable, $636,000 in prepaid expenses and other current assets, $579,000 in deferred rent and $535,000 in deferred costs. These decreases were partially offset by $5.2 million of depreciation and amortization, $3.0 million of stock-based compensation expense, $4.7 million of non-cash income tax expense, a $224,000 provision for allowance for doubtful accounts and increases of $4.3 million in deferred revenue, $2.1 million in accrued expenses and $759,000 in accounts payable.

Net cash used in investing activities was $1.9 million during the three months ending March 31, 2007, which was primarily due to the purchase of short-term investments of $17.1 million and capital expenditures associated with the expansion of our hosting facility and purchases of computer equipment to support our expanding work force of $3.1 million, partially offset by $18.3 million of proceeds from maturities of short-term investments. Net cash used in investing activities was $25.9 million during 2006, which was primarily due to the purchase of short-term investments of $58.8 million, capital expenditures associated with the expansion of our hosting facility and purchases of computer equipment to support our work force of $5.2 million and the payment of the Lincoln earn-out of $2.0 million, partially offset by $40.2 million of proceeds from the maturities of short-term investments.

Net cash provided by financing activities was $496,000 in the three months ended March 31, 2007, consisting of proceeds from the exercise of stock options. Net cash provided by financing activities was $5.2 million in 2006, consisting primarily of $3.5 million of proceeds from the exercise of stock options and sales of common stock under our employee stock purchase plan and $1.7 million from the tax benefit associated with the exercise of options.

At December 31, 2006 and March 31, 2007, we had a $1.3 million and $500,000, respectively, outstanding letter of credit related to our credit facility. The letter of credit reduces the amount available under our line of credit with a bank.

Substantially all of our long-lived assets at December 31, 2006 and March 31, 2007 are located in the United States.

We generally do not enter into long-term binding purchase commitments. Our principal commitments consist of obligations under non-cancelable operating leases for office space.

The following table of our material contractual obligations as of December 31, 2006 summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

	Payments Due by Period
Contractual Obligations	Total	1 year or less	2-3 years	4-5 years	More than 5 years
	(in thousands)
Operating lease obligations	$10,138	$3,474	$4,664	$1,659	$341
Income tax liabilities	499	499	—	—	—
Total	$10,637	$3,973	$4,664	$1,659	$341

Prior to August 2005, all borrowings under our $5.0 million working capital line of credit were secured by substantially all our assets. Under a related negative pledge agreement we were generally prohibited from pledging our intellectual property to others, subject to certain exceptions. In August 2005, the working capital line of credit was amended to eliminate the security interest in our assets and the negative pledge on our intellectual property. The amendment also removed or modified the financial covenants. Effective March 31, 2006, the working capital line of credit was reduced from $5.0 million to $2.0 million. As of December 31, 2006 and March 31, 2007, there were no amounts outstanding under the working capital line of credit. At March 31, 2007, there was $1.5 million available under the line of credit and $500,000 reserved under a letter of credit associated with our leased facilities. At March 31, 2007, we were in compliance with all financial covenants.

At December 31, 2006, we had $76.1 million of net operating loss carryforwards that may be used to offset future U.S. federal taxable income of which approximately $18.6 million of net operating loss were acquired in the Clinsoft acquisition. These attributes may reduce our future cash tax liability. Approximately $51.1 million of these net operating losses are subject to a full valuation allowance. When realization of this deferred tax asset is more likely than not to occur, the benefit will result in a reduction of income tax expense of $13.1 million and a reduction to goodwill of $5.9 million. In addition, we had approximately $3.3 million of net operating losses resulting from excess tax deductions related to stock-based compensation. We will realize the benefit of these losses through increases to stockholder’s equity in the periods in which the losses are utilized to reduce tax payments. In addition, we had approximately $6.2 million of federal research and development tax credit carryforwards that may be used to offset future U.S. federal taxable income of which approximately $2.8 million were acquired in the Clinsoft acquisition and have an unlimited carryforward period. The net operating loss and tax credit carryforward period extends through 2023 and 2026, respectively, and both are subject to review and possible adjustment by the taxing authorities. Also, the Internal Revenue Code contains provisions that may limit the net operating loss and tax credit carryforwards available in any given year in the event of certain changes in the ownership interests of significant stockholders. In addition, we also had $2.8 million of foreign net operating loss carryforwards that may be used to offset future foreign taxable income. These foreign net operating loss carryforwards have an unlimited carryforward period. We currently expect to realize recorded deferred tax assets as of March 31, 2007 of $9.9 million. Our conclusion that such assets will be recovered is based upon our expectation that our future earnings will provide sufficient taxable income to realize recorded tax assets.

We believe our existing cash (including the net proceeds we receive from this offering), cash equivalents, short-term investments and cash provided by operating activities and our debt facility will be sufficient to meet our working capital and capital expenditure needs over at least the next 12 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our marketing and sales activities, the timing and extent of spending to support product development efforts, the timing of introductions of new products and services and enhancements to existing products and services and the continuing market acceptance of our products and services. To the extent that existing cash and securities and cash from operations are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. From time to time, we may also enter into agreements with respect to potential investments in, or acquisitions of, businesses, services or technologies, which could also require us to seek additional equity or debt financing.

Recently Issued Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. We are currently analyzing the effect, if any, SFAS No. 157 will have on our consolidated financial position and results of operations.

In February 2007, the FASB released SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities and is effective for fiscal years beginning after November 15, 2007. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. We are currently analyzing the effect, if any, SFAS No. 159 will have on our consolidated financial position and results of operations.

Off-Balance Sheet Arrangements

We do not have any special purpose entities or off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the euro, British pound, Australian dollar and Japanese yen. During 2006 and the three months ended March 31, 2007, 49% and 50%, respectively, of our revenues were generated in locations outside the United States. The majority of these revenues are denominated in currencies other than the U.S. dollar, as are many of the associated expenses. Except for revenue transactions in Japan, we enter into transactions directly with substantially all of our foreign customers. This creates a foreign currency exchange risk for us.

As of March 31, 2007, we had $7.5 million of receivables denominated in currencies other than the U.S. dollar. If the foreign exchange rates fluctuated by 10% as of March 31, 2007, our foreign exchange receivable exposure would have fluctuated by approximately $750,000. In addition, although our foreign subsidiaries have intercompany accounts that eliminate upon consolidation, such accounts expose us to foreign currency rate movements. Exchange rate fluctuations on short-term intercompany accounts are recorded in our consolidated statements of operations under “other income (expense)”, while exchange rate fluctuations on long-term intercompany accounts are recorded in our consolidated balance sheets under “accumulated other comprehensive loss” in stockholders’ equity. We also maintain cash accounts denominated in currencies other than the local currency which expose us to foreign exchange rate movements.

We have implemented a risk management program under which we measure foreign currency exchange risk monthly and manage those exposures through the use of various internal controls and the use of forward foreign exchange contracts. This process is designed to minimize foreign currency translation exposures that could otherwise affect consolidated results of operations. As of March 31, 2007, we entered into contracts to hedge approximately $2.4 million, of receivables, intercompany accounts and cash balances denominated in currencies other than the U.S. dollar.

Interest Rate Sensitivity

We had unrestricted cash, cash equivalents and short-term investments totaling $81.8 million at March 31, 2007. Investments in securities are invested primarily in high quality securities of a short duration and are not materially affected by fluctuations in interest rates. The unrestricted cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates, however, would reduce future investment income.

We have a working capital line of credit which bears interest based upon the prime rate. At December 31, 2006 and March 31, 2007, there were no amounts outstanding under our working capital line of credit. At March 31, 2007, there was $1.5 million available under the line of credit and $500,000 reserved under a letter of credit associated with our leased facilities.

BUSINESS

Phase Forward Incorporated

Phase Forward Incorporated is a provider of integrated enterprise-level software products, services and hosted solutions for use in our customers’ global clinical trial data management and safety evaluation and monitoring activities.

Our customers include pharmaceutical, biotechnology, and medical device companies, clinical research organizations, or CROs, as well as academic institutions, governmental regulatory agencies, and other entities engaged in clinical trial and safety evaluation and monitoring activities. Our products automate essential elements of the clinical trial data management and safety evaluation and monitoring process for both clinical trials and post-approval products. We believe our products allow our customers to accelerate the market introduction of new medical therapies, reduce overall research and development expenditures, enhance existing data quality control efforts, facilitate proactive safety assessments, enable increased safety compliance and reduce clinical and economic risk.

We believe our enterprise software and hosted solutions are the most widely adopted commercial electronic data capture, data management, pre- and post-market signal detection and safety adverse event reporting solutions in the clinical trial marketplace, having been utilized in over 10,000 clinical trials involving more than 1,000,000 clinical trial study participants and for hundreds of therapeutic compounds and medical devices. Our customer base includes over 250 companies, such as AstraZeneca, Boston Scientific, Dana-Farber Cancer Institute, Eli Lilly, the U.S. Food and Drug Administration, or FDA, GlaxoSmithKline, Harvard Clinical Research Institute, Merck & Co., Merck Serono, Novartis, Novo Nordisk, PAREXEL International, Procter & Gamble, Quintiles, sanofi-aventis, Schering-Plough Research Institute, Tibotec, the U.K. Medicines and Healthcare Products Regulatory Agency and Servier.

Our Markets and Opportunities

The process of administering, coordinating and successfully completing global clinical trials is important to the reputation, profitability and success of pharmaceutical, biotechnology and medical device organizations. The development of new drugs, therapies and medical devices is centered on clinical trials designed to test safety and efficacy for humans prior to product commercialization and has historically comprised the largest component of these companies’ research and development expenditures. Likewise, the ability to monitor the safety of products both during clinical development and after approval is critical to these organizations, as well as to clinical trial subjects and patients.

The clinical trial process has, in the past, involved paper form-based data collection from hundreds or thousands of subjects and patients, followed by manual data entry from the paper forms into a centralized database and extensive data review before statistical analysis. Over the past several years, an increasing number of clinical trials are utilizing a distributed, Internet-based data entry method known as electronic data capture, or EDC, for the collection of clinical trial data.

According to the Pharmaceutical Research and Manufacturers of America, or PhRMA, research and development spending for the pharmaceutical industry reached $55.2 billion in 2006. Health Industry Insights, an IDC company, has recently estimated that the U.S. electronic data capture solutions market will grow from $348 million in 2006 to $690 million in 2011, a 14.7% compound annual growth rate. This forecast includes spending related to software and subscription licenses, technical support services and clinical support services. Health Industry Insights also estimates that 45% of all new Phase I—III studies will be initiated using electronic data capture by the end of 2007.

During clinical trials and after regulatory approval, a highly controlled process is used by pharmaceutical, biotechnology, and medical device organizations for monitoring serious adverse events associated with the use of their drugs and devices. These reports are collected, managed, and communicated through the use of software designed for this purpose. Increasingly, these organizations have begun to use sophisticated data mining and data visualization to identify safety signals in clinical trial, physician-reported, and publicly available databases. Organizations that use software tools that incorporate computerized algorithms to identify safety signals include drug and device manufacturers, CROs and regulatory authorities.

In recent years there has been increased focus on drug and device safety both during clinical trials and after approval. This increased focus has been driven in part by high-profile drug safety issues, some of which have resulted in the withdrawal of well-known drugs from the market. The FDA and the Department of Health and Human Services, or HHS, have announced a number of safety initiatives, including the creation of a new independent Drug Safety Oversight Board, to oversee the management of drug safety issues. In addition, the FDA requested that the Institute of Medicine of the National Academies of Sciences, or IOM, conduct a comprehensive review of U.S. drug safety and make recommendations to improve risk assessment, surveillance and the safe use of drugs. The IOM’s report, issued in 2006, included a recommendation for increased use of safety signal and data mining technologies. In addition, the FDA recently proposed recommendations to the United States Congress to strengthen drug safety. If approved, the FDA’s recommendations would provide for increased fees to be collected from the pharmaceutical industry to be directed toward improved drug safety. The biggest recommended increase, an annual amount of $29.3 million, would be earmarked toward FDA activities to ensure the safety of medications after they are on the market. We believe these trends underscore a growing demand for signal detection and data mining technologies to be used in pre- and post-market risk assessment of our customers’ products.

Our Solutions

Software

Our electronic data capture and clinical data management products are designed to offer our customers enterprise-level automation of time-consuming, paper-based clinical trial processes and to scale securely, reliably and cost-effectively for clinical trials involving substantial numbers of clinical sites and patients worldwide. Our safety products are designed to enable customers to detect, analyze and manage product safety signals throughout the drug development life cycle. Our product line is comprised of six software solutions including:

•       InForm, our Internet-based electronic data capture solution for collection and management of subject information in clinical trials;

•       Clintrial, our data management solution which can be used in non-Internet-based clinical trials;

•       Clintrace, our solution for monitoring drug safety and reporting adverse events that occur during the clinical trial process and in the post-marketing period;

•       WebVDME, our safety signal detection solution for post-marketing data. An extended version of WebVDME incorporates our Signal Management workflow module that helps organizations monitor the progression of potential signals over time;

•       CTSD, our safety signal detection solution for data from clinical trials; and

•       WebSDM, our system for validating and reviewing clinical trial data represented in formats meeting industry standards.

Services

Our services are comprised of three main offerings including:

•       Application hosted solutions, delivery of our hosted solutions, primarily with respect to our InForm product and to a lesser extent our WebVDME, CTSD and WebSDM products;

•       Consulting services, our implementation, integration and business process optimization services; and

•       Customer support and training, our multi-lingual, multi-national support and training services.

Key Benefits

Key benefits of our software products, services and hosted solutions include:

•       Reduced time to market. Our software solutions’ user-friendly interfaces and web-based architecture allow users to input data during or soon after a patient visit and accelerate enterprise data visibility and analysis, thereby reducing the clinical trial timeline.

•       Improved data integrity, process control and enterprise-level visibility. Our software solutions provide real-time edit-checking, data queries, reports and analysis, allowing entities engaged in clinical trials to enhance the quality and completeness of data generated in connection with clinical trials, as well as to better monitor the overall progress of the clinical trial program and site or investigator performance.

•       Accelerated critical decision-making for research and development activities. Our software solutions can reduce the time it takes to collect and analyze a volume of data sufficient to assess the likelihood of a successful clinical trial. This makes early interventions and clinical trial modifications or terminations more feasible and the overall process less costly.

•       Enhanced patient safety and reduced potential liability. Utilizing our products, data from adverse events can be quickly identified, reported to the clinical trial sponsor and electronically communicated to regulatory authorities, supporting improved compliance and patient safety. Our products enable the identification, analysis and processing of signals that may identify potential safety concerns for both marketed therapeutic products and those in clinical testing.

•       Improved cost containment. The modular nature of our software solutions and the graphical authoring environment that we employ help streamline the clinical trial process by reducing labor and travel-related expenses associated with entering, cleaning and analyzing data.

Our Strategy

Our objective is for our technology solutions to become the standard for electronic data capture, data management and drug safety reporting and signal detection for use in our customers’ global clinical trial and safety evaluation and monitoring activities. Key strategic directives include:

•       Expand the customer base for our software products, services and hosted solutions. We believe that adoption is accelerating for electronic data capture, integrated clinical data management and drug safety solutions in the clinical trial and safety evaluation and monitoring marketplace. Our base of over 250 customers, as of May 1, 2007, includes pharmaceutical, biotechnology and medical device companies, as well as academic institutions, governmental regulatory agencies and CROs of all sizes. We intend to secure additional customers by leveraging our industry position and domain expertise in technology development, sales and customer support.

•       Increase penetration within our existing customer base. We believe that there is a significant opportunity to migrate existing customers that are utilizing one or more components of our product offerings to a comprehensive solution that integrates additional components of our product offerings or our entire suite of software products on an enterprise-wide basis. We believe that a large percentage of our current customers would benefit from the integration of our software solutions and we intend to continue to pursue these cross-selling opportunities. Furthermore, the decentralized nature of many of our customers offers us the opportunity to increase adoption of our currently deployed software products, services and hosted solutions within their enterprises by targeting additional functional areas and business units.

•       Continue to capitalize on our technology position and expand our product offerings. Our domain expertise and advanced technologies have enabled us to become well-positioned as a single-source vendor of electronic data capture, data management and safety software solutions to pharmaceutical, biotechnology and medical device companies, as well as academic institutions, governmental regulatory agencies and other entities engaged in clinical trial and safety evaluation and monitoring activities. We intend to strengthen our position by leveraging our technology development resources to introduce additional integrated software solutions to our product suite. We intend to continue to develop new software products, services and hosted solutions through internal development, possible acquisitions and relationships with third-party technology providers with the intent of strengthening our market position.

•       Continue to provide a superior level of global customer service and support. In light of the critical importance of the clinical trial and safety evaluation and monitoring activities of our global customers, the delivery of a high level of multinational customer service and support with deep regulatory expertise is essential, and we believe a significant differentiating characteristic of our business strategy. We intend to leverage the knowledge and extensive expertise of our employees in the areas of clinical trial management and drug development, drug safety and regulatory approval to provide customers with exceptional support and consulting services that accelerate the adoption of our technologies.

Our Business Model

Our InForm, Clintrial and Clintrace software solutions are generally provided to our customers for enterprise adoption through multi-year term licenses of three to five years with periodic fees. Our WebVDME, CTSD and WebSDM software solutions are generally provided to our customers through annual licenses or multi-year term licenses of two to three years. We also offer fully hosted solutions of our InForm, WebVDME, CTSD and WebSDM products for new and existing customers who prefer a hosted solution and, in the case of our InForm product, for new customers to evaluate the product prior to transition to enterprise-level multi-year term licenses. We may offer hosted solutions in the future for additional products. Our pricing model and the contractual nature of our services and support solutions, which require us to recognize revenue ratably over the life of a contract, allow us to maintain a backlog that provides multi-year visibility in revenues.

Our Software Solutions and Services

Our software solutions offer integration capabilities with certain complementary commercial applications used by our customers. Our primary product and service offerings consist of the following:

InForm.   InForm is our Internet-based electronic data capture software solution that helps reduce the inefficiencies, inaccuracies and costs associated with paper-based clinical data collection methodologies that are traditionally employed at the remote sites where clinical trial participants are monitored. Through the InForm platform, our customers can deploy customized electronic case report forms, or eCRFs, for on-site clinical data input, which incorporate automated edit checking and deliver enterprise-level visibility to data at an accelerated rate previously unavailable through paper-based clinical trial data collection approaches. Additional features of InForm include eCRF modules for designing interactive eCRFs and for submitting clinical trial data to regulatory agencies electronically. Our InForm product also includes a reporting module that gives users timely visibility to the operating efficiencies of the trial and into the clinical data as it is collected. The InForm software product also enables clinical trial sponsors to publish relevant clinical trial-related materials for use by clinical investigators utilizing the software through a standard web-browser. Our InForm Architect tool allows users without extensive coding knowledge to design electronic case report forms. Our Central Coding for InForm product enables automatic or manual coding of clinical drug names and indications, adverse event terms and patient medical history. InForm’s Internet-based platform and automated site assessment capabilities facilitate rapid, cost efficient multi-site deployment. InForm is highly scalable and has been utilized by our customers to run clinical trials involving tens of thousands of patients across multiple continents. In addition to its availability through term licenses, customers may elect to use InForm through our fully hosted deployment program, which includes application hosting as well as clinical trial site assessment, provisioning, training and support. An offline version of our InForm product is also offered where network connections are not reliable or available.

Clintrial.   Clintrial is our clinical data management software solution that allows customers to input, monitor, correct, code and analyze clinical data collected through integration with our InForm platform or third party solutions, as well as through traditional paper-based methods. Our Clintrial platform employs comprehensive tools for automated data entry control and tracking, error checking, industry-standard clinical coding, quality assurance and data import/export. Clintrial features an architecture that can manage thousands of clinical trials per customer and accommodate highly intricate study designs with little degradation of performance over a large amount of data.

Clintrace.   Clintrace is our drug safety software solution that helps customers comply with the complex global safety regulations and reporting deadlines associated with clinical research, post-approval marketing and drug surveillance by expediting the clinical evaluation and tracking of adverse events. Through Clintrace, our customers can enter adverse event data from multiple sources, code, reconcile and analyze the data reports, and then submit required adverse event reports to regulatory authorities via electronic or paper-based methods. Our Clintrace product provides customers with near real-time visibility of drug safety data, thereby facilitating compliance with regulatory reporting deadlines and more timely identification of therapeutics that may pose risks to patients or not warrant further investment in research and development. Our Clintrace product also includes a reporting module that enables users to generate various reports containing safety and adverse event data. The current version of the Clintrace product integrates with our Electronic Case Submissions Module, or ECSM, automating the exchange of electronic case safety information with regulatory agencies, affiliates and trading partners. The Clintrace platform is highly scalable and able to manage hundreds of thousands of adverse event reports annually.

WebVDME.   WebVDME is our drug safety software solution that allows customers to detect safety signals in databases of adverse event reports. It can operate on in-house adverse event databases (such as adverse event reports collected through our Clintrace solution), or large databases of reports gathered by public health agencies such as the FDA and the World Health Organization. We also offer an extended version of WebVDME, called Signal Management, which is a workflow solution that helps large organizations assemble and track information on drug-event combinations of interest and to prioritize work among multiple safety reviewers.

CTSD.   CTSD is our drug safety software solution to support customers in the early detection of drug safety problems during clinical development. CTSD manages a repository of clinical trial data and allows users to specify, execute and interpret data mining runs to detect differences in the safety profile of the drug under development and placebo or other comparator treatments. This repository supports the loading of clinical trial data in formats meeting new standards for clinical data interchange established by the Clinical Data Interchange Standards Consortium, or CDISC, which develops and supports global, platform-independent data standards that enable information system interoperability to improve medical research and related areas of healthcare. Our CTSD product includes built-in safety screens for differences in reported adverse events, critical laboratory values, vital signs, ECG measurements, and other data collected during a clinical trial. CTSD also supports workflow for managing and documenting the resolution of any safety signals that are identified.

WebSDM.   WebSDM is our drug safety software solution, developed through a Cooperative Research and Development Agreement, or CRADA, with the FDA, which helps customers validate and review clinical trial data represented according to new industry data standards established by CDISC. The WebSDM product loads and validates datasets and permits customers to browse both the clinical data and any discrepancies identified during the validation process, so that data problems may be addressed prior to submission of New Drug Applications to the FDA.

Each of our InForm, Clintrial and Clintrace software solutions is available as a stand-alone enterprise application, as well as part of an integrated enterprise solution incorporating certain of our electronic data capture, clinical data management and drug safety products. The operation of Clintrial and InForm can be integrated by our Clintrial Integration Solution which allows customers to eliminate the need for paper-based data input or otherwise support hybrid clinical trials that involve both paper-based and our electronic data capture technologies. Integrated use of Clintrial and InForm enables sharing of data across the enterprise, expedites trial set up and accelerates data consolidation, reporting, analysis and submission activities. Integration between Clintrial and Clintrace is also available to facilitate electronic transfer to Clintrace of drug safety data identified during clinical trials. This integration is designed to reduce drug safety reporting errors, facilitate the reconciliation of Clintrace data with data reported to the customers’ safety operations and accelerate availability of safety data to the clinical trial sponsor. Our WebVDME and CTSD products operate on clinical trial and adverse event data of the kind captured by InForm and Clintrace, and we intend to develop new interfaces among these products to provide increased integration to our customers.

Services.   Our services include delivery of the hosted solutions, primarily InForm and to a lesser extent our WebVDME, CTSD and WebSDM products, as well as consulting services, customer support and training for all of our products. Consulting services include business process mapping and workflow design, project planning and management services, guidance on best practices in using our software products, as well as implementation services consisting of application architecture design, systems integration, installation and validation. As part of our WebVDME solution, we provide services to prepare our customers’ in-house data for data mining, and offer quarterly subscriptions to data-mining-ready public health data. Our software product deployments are supported by comprehensive technology transfer services ranging from project planning and management to training, installation and validation. We have a multinational professional services organization to support our software products and hosted solutions worldwide, including our Japanese versions of our InForm and Clintrial products. Our multi-lingual technical support staff is available 24 hours per day, seven days per week. In addition to our U.S. headquarters, we have offices in the United Kingdom, France, Belgium, Japan and Australia.

We believe that all of our software products, services and hosted solutions may be used in a manner that will allow our customers to comply with current applicable global regulatory requirements, including applicable rules established by the FDA and other governmental regulatory authorities regarding the use of software in the clinical development process. We have a dedicated team that monitors regulatory developments applicable to our customers and their clinical trial and safety evaluation and monitoring activities.

Our Customers

As of May 1, 2007, we had over 250 customers, including all of the top 10 pharmaceutical companies and 18 of the top 20 pharmaceutical companies. In determining the number of customers, we have treated all affiliated entities as one customer, even if we have customer relationships with more than one entity or group within a larger organization. Our customers include leading pharmaceutical, biotechnology, medical device companies, regulatory agencies, academic institutions, CROs and other entities engaged in clinical trial and safety evaluation and monitoring activities. Some of our representative customers include: AstraZeneca, Boston Scientific, Dana-Farber Cancer Institute, Eli Lily, the FDA, GlaxoSmithKline, Harvard Clinical Research Institute, Merck & Co., Merck Serono, Novartis, Novo Nordisk, PAREXEL International, Procter & Gamble, Quintiles, sanofi-aventis, Schering-Plough Research Institute, Tibotec, the U.K. Medicines and Healthcare Products Regulatory Agency and Servier.

GlaxoSmithKline accounted for approximately 18% and 17% of our total revenues during the year ended December 31, 2006 and the three months ended March 31, 2007, respectively.

Sales and Marketing

We sell our products through a direct sales force and through relationships with CROs and other channel arrangements. Our marketing efforts focus on raising awareness for our products and services and generating qualified sales leads. As of March 31, 2007, we had 65 employees in sales and marketing.

Direct Sales.   Our direct sales force, which is the source of the majority of our revenues, is operated out of five global field offices. In addition, follow-on sales are accomplished by the efforts of sales professionals, sales engineers, project managers and other consulting services professionals.

Channel Arrangements.   In Japan, we have established channel relationships to market and sell our Clintrial and Clintrace products, as well as the hosted solution for the Japanese version of our InForm product. We also have channel relationships with a number of major CROs that enable them to market and sell the hosted solution for our InForm product.

Marketing.   Our marketing strategy is to generate qualified sales leads, build our brand and establish our technology solutions as the standard for electronic data capture, management and drug safety solutions in the clinical trial and safety evaluation and monitoring marketplace. Our principal marketing initiatives target key executives and decision makers within our existing and prospective customers, and include:

•       participation in, and sponsorship of, user conferences, trade shows, workshops, seminars and industry events;

•       publication of articles and opinion pieces in trade magazines and journals;

•       participation in industry standards and bodies;

•       press and industry analyst relations; and

•       direct mail and email campaigns.

The marketing organization also works closely with our customers, our direct sales organization and CROs to collect and prioritize customer feedback to help guide our product development efforts.

Research and Development

We believe that our future success will depend on our ability to continue to enhance and broaden our software products, services and hosted solutions to meet the evolving needs of clinical trial sponsors and other entities engaged in clinical trial and safety evaluation and monitoring activities. As of March 31, 2007, we had 107 employees in research and development. Our research and development efforts are focused on developing new, complementary software solutions, as well as enhancing our existing software solutions through the addition of increased functionality and integration among our various products, as well as through integration of third-party software. From time to time, we supplement our internal research and development resources with outside developers. Our research and development expenses were $12.4 million in 2004, $14.3 million in 2005, $16.6 million in 2006 and $4.6 million for the three months ended March 31, 2007.

Technology

The technology incorporated into our products is designed to provide customers with ease of use, efficiency, flexibility, data visibility and system scalability to handle high-volume, global trials.

Our InForm electronic data capture, or EDC, software product, which we have designed to support large numbers of users connecting to the system via the Internet, utilizes three logical tiers: a user interface; a proprietary application server; and a database. End-users of our InForm software product and most of its modules and add-on products can utilize a widely available web-browser without the need to download or install any software on their computer. The InForm product line was developed utilizing Microsoft technologies for the user interface and application server and was designed to operate with an Oracle database. The InForm product also uses the Cognos ReportNet product from Cognos Incorporated for enabling InForm’s reporting capabilities.

Our Clintrial software is installed on the system of the entity conducting the clinical trial, where data is entered either from a paper case report form that has been sent to such entity by the clinical investigator or by using our InForm electronic data capture solution. Clintrial is a client/server based system that runs on most versions of Microsoft client operating systems and the Oracle database utilized with the product can run on a wide variety of server operating systems, including Microsoft, Solaris, HP-UX and Linux.

Our Clintrace drug safety software is used for critical drug safety reporting and surveillance operations throughout the marketing of a drug product, as well as recording serious adverse events arising during clinical trials. Clintrace utilizes rules and procedures that can be redefined to provide for coding of safety data automatically or manually. The Clintrial software product has the ability to synchronize adverse event data with Clintrace. The Clintrace product is also able to integrate with other industry-leading clinical data management systems. Like our Clintrial product, Clintrace has traditionally been installed locally at the site of the entity conducting the clinical trial. In September 2004, we released a new web-based version of the Clintrace software which was developed using Microsoft’s development platform. This web-based version can be installed locally at a central location and then be accessed remotely using a widely available web-browser. All versions of the Clintrace solution use an Oracle database that can be used on a wide variety of operating systems including versions from Microsoft, Solaris, HP-UX and Linux. In 2006, we added reporting capabilities to the Clintrace product by utilizing the Cognos ReportNet product from Cognos Incorporated.

Our Clintrial Integration Solution can integrate the operations of our InForm and Clintrial products. The Clintrial Integration Solution software is designed to allow entities engaged in clinical trials to run hybrid trials, with some sites capturing data using our electronic data capture technology and others collecting patient clinical data using paper case report forms. It also allows entities engaged in clinical trials to re-use system elements, such as case report forms and automated rules developed in Clintrial for paper-based clinical trials, in a clinical trial using our InForm electronic data capture software. The Clintrial Integration Solution has a built-in message queue that can communicate through firewalls and is based on a multi-server, load-balanced architecture that is scalable and allows for the efficient network routing of data packets to the server with the most available capacity.

Our WebVDME safety data mining application, CTSD signal detection system, and WebSDM SDTM-compliant tool for data import, validation, review, and collaboration were acquired through our acquisition of Lincoln Technologies, Inc. in August 2005. These products are web applications built using a common technical framework that includes Java Server Pages, Java classes and the Oracle database, with an ability to run in the background large computational programs such as high-volume data loading utilities and our MGPS signal detection engine. This “thin client” technical framework facilitates widespread deployment because it allows our customers to access signal detection capabilities within or through corporate firewalls from any desktop or laptop computer running with the Microsoft Windows operating system, without the need for installing applications on client computers. The three applications are built on a common code base (including shared application server, database interface and user interface functionality across products), which greatly facilitates software development, validation, deployment and support.

Our products have been designed to allow our customers to deploy them as part of a validated system compliant with laws, regulations and industry guidance applicable to the conduct of clinical trials and safety evaluation and monitoring activities. These laws, regulations and industry guidance may include Good Clinical Practices, 21 CFR Part 11 pertaining to the use of electronic records, password security and signatures, and FDA guidance related to pre-marketing and post-marketing safety surveillance and risk management.

Additionally, the Clintrace drug safety software incorporates support for EMEA Eudra Vigilance V6.0. We also design our products to meet emerging industry standards such as those published by the International Conference on Harmonisation and the Clinical Data Interchange Standards Consortium.

We have worked with, and continue to work with, a number of vendors of complementary products, services and technology to develop integration tools that allow third-party systems to interact with our software products. Our products, except for the Clintrial Integration Solution, utilize a database supplied by Oracle Corporation. Although we believe that there are other commercially available databases which our products could utilize, the loss of the right to use the Oracle database, and any delay in procuring a replacement, could adversely affect our business. Our products run on most major versions of the Microsoft operating system.

Competition

The market for electronic data collection, data management and drug safety systems is highly competitive, rapidly evolving, fragmented and is subject to changing technology, shifting customer needs, changes in laws and regulations, and frequent introductions of new products and services. We compete with systems and paper-based processes utilized by existing or prospective customers, as well as other commercial vendors of electronic data capture applications, clinical data management systems and drug safety software, including:

•       vendors of stand-alone electronic data capture, data management and drug safety software products, such as: ArisGlobal® LLC; ClinPhone plc; Datatrak International, Inc.; DrugLogic, Inc.; etrials Worldwide, Inc.; Medidata Solutions Worldwide, Inc.; and Relsys International, Inc.;

•       vendors of electronic data capture, clinical data management and drug safety product suites, particularly Oracle Clinical, a business unit of Oracle Corporation;

•       systems developed internally by existing or prospective customers;

•       CROs with internally developed electronic data capture, clinical data management systems or drug safety systems; and

•       consulting firms and systems integrators offering services for clinical trial or drug safety implementations.

Our ability to remain competitive will depend to a great extent upon our ongoing performance in the areas of product development, customer support and service delivery. We believe that the principal competitive factors in our market include the following:

•       product functionality and breadth of integration among electronic data capture, clinical data management and drug safety solutions;

•       performance, security, scalability, flexibility and reliability of the solutions;

•       speed and ease of implementation and integration;

•       reputation and financial stability of the vendor;

•       depth of expertise and quality of consulting, help-desk, training and other services;

•       low total cost of ownership and demonstrable benefits for customers; and

•       sales and marketing capabilities, and the quality of customer support.

We believe that we compete favorably with our competitors on the basis of these factors. However, some of our competitors and potential competitors have greater name recognition, longer operating histories and significantly greater resources. There can be no assurance that our current or prospective competitors will not offer or develop products or services that are superior to, or that achieve greater market acceptance than, our products and services.

Government Regulation

While our software is not directly regulated by the FDA, the software solutions that we design, market and sell are used by organizations that are closely regulated and subject to a complex array of U.S. federal and state laws and regulations, including regulation by FDA, as well as additional regulations by foreign governments. As a result, our products are subject to certain requirements which, if we do not meet, could expose us to liability.

The conduct of clinical trials is subject to regulation and regulatory guidance associated with the approval of new drugs, biological products and medical devices imposed upon the clinical trial process by the U.S. federal government and related regulatory authorities such as the FDA and by foreign governments. Similarly, safety evaluation and monitoring activities are also subject to various regulations and regulatory guidance. Use of our software products, services and hosted solutions by entities engaged in these activities must be done in a manner that is compliant with these regulations and regulatory guidance. Failure to do so could, for example, have an adverse impact on a clinical trial sponsor’s ability to obtain regulatory approval of new drugs, biological products or medical devices. If our product and service offerings fail to allow our customers and potential customers to operate in a manner that is compliant with applicable regulations and regulatory guidance, clinical trial sponsors and other entities engaged in clinical trial and safety evaluation and monitoring activities may be unwilling to use our software products, services and hosted solutions. Accordingly, we design our product and service offerings to allow our customers and potential customers to operate in a manner that is compliant with applicable regulations and regulatory guidance. We also expend considerable time and effort monitoring regulatory developments that could impact the use of our products and services by our customers and use this information in designing or modifying our product and service offerings.

The following is an overview of some of the regulations that our customers and potential customers are required to comply with in the conduct of clinical trials, as well as in some of the other activities in which our customers may engage.

Government Regulation of Clinical Trials and Drug Safety

Demand for our software products, services and hosted solutions is largely a function of the regulatory requirements associated with the approval of drugs, biologics and medical devices, as well as the monitoring of the safety of these products. The clinical testing of drugs, biologics and medical devices is subject to regulation by the FDA and other governmental authorities worldwide. The use of software during the clinical trial process must adhere to the regulations and regulatory guidance known as Good Clinical Practices, other various codified FDA regulations, the Consolidated Guidance for Industry from the International Conference on Harmonization regarding Good Clinical Practice for Europe, Japan and the United States and other guidance documents. Our products, services and hosted solutions are developed using our domain expertise and are designed to allow compliance with applicable rules or regulations. The foregoing regulations and regulatory guidance are subject to change at any time. Changes in regulations and regulatory guidance to either more or less stringent conditions could adversely affect our business and the software products, services and hosted solutions we make available to our customers. Further, a material violation by us or our customers of Good Clinical Practices could result in a warning letter from the FDA, the suspension of clinical trials, investigator disqualification, debarment, the rejection or withdrawal of a product marketing application, criminal prosecution or civil penalties, any of which could have a material adverse effect on our business, results of operations or financial condition.

In recent years, efforts have been made to streamline the drug approval process and coordinate U.S. standards with those of other developed countries. Changes in the level of regulation, including a relaxation in regulatory requirements or the introduction of simplified drug approval procedures, could have a material adverse effect on the demand for our software products, services and hosted solutions. Several competing proposals to reform the system of health care delivery in the United States have been considered by Congress in recent years. To date, none of the proposals has been adopted. While it is difficult to predict the impact of any proposal which may be adopted in the future, proposals that cause or contribute to a reduction in clinical research and development expenditures could have a material adverse impact on the demand for our software products, services and hosted solutions. For example, proposals to place caps on drug prices could limit the profitability of existing or planned drug development programs, making investment in new drugs and therapies less attractive to pharmaceutical companies. Likewise, a proposal for government-funded universal health care could subject expenditures for health care to governmental budget constraints and limits on spending. Finally, the uncertainty surrounding the possible adoption and impact of any health care reforms could cause our customers to delay planned research and development until some of these uncertainties are resolved.

Regulation of the Use of Electronic Systems in Clinical Trials

In addition to the aforementioned regulations and regulatory guidance, the FDA has developed regulations and regulatory guidance concerning electronic records and electronic signatures. The regulations, codified as 21 CFR Part 11, are interpreted for clinical trials in a guidance document titled Computerized Systems Used in Clinical Trials. This regulatory guidance stipulates that computerized systems used to capture or manage clinical trial data must meet certain standards for attributability, accuracy, retrievability, traceability, inspectability, validity, security and dependability. Other guidance documents have been issued that also help in the interpretation of 21 CFR Part 11. We cannot assure you that the design of our software solutions will continue to allow customers to maintain compliance with these guidelines as they develop. Any changes in applicable regulations that are inconsistent with the design of any of our software solutions or which reduce the overall level of record-keeping or other controls or performances of clinical trials may have a material adverse effect on our business and operations. If we fail to offer solutions that allow our customers to comply with applicable regulations, it could result in the termination of on-going clinical trials or the disqualification of data for submission to regulatory authorities, or the withdrawal of approved marketing applications.

Regulation of the Internet

The U.S. government and the governments of some states and foreign countries have also attempted to regulate activities on the Internet. Any new legislation or regulation regarding the Internet could decrease our potential revenues or otherwise harm our business, financial condition and operating results. For instance, proposed federal, state and foreign privacy regulations and other laws restricting the collection, use and disclosure of personal information could limit our customers’ ability to use the information in our databases to generate revenues or subject us to additional administrative or compliance burdens or potential liabilities.

Regulation of Personally Identifiable and Medical Information

Regulation of the use and disclosure of personal medical information is complex and growing. Federal legislation in the United States, known as the Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes a number of requirements on the use and disclosure of “protected health information” which is individually identifiable, including standards for the use and disclosure by the health care facilities and providers who are involved in clinical trials. HIPAA also imposes on these healthcare facilities and providers standards to assure the confidentiality of health information stored or processed electronically, including a series of administrative, technical and physical security procedures. This may affect us in several ways. Many users of our products and services are directly regulated under HIPAA and, to the extent our products cannot be utilized in a manner that is consistent with the users’ HIPAA compliance requirements our products will likely not be selected. In addition, we may be directly affected by HIPAA and similar state privacy laws. Under HIPAA, to the extent we perform functions or activities on behalf of customers that are directly regulated by such medical privacy laws, such customers may be required to obtain satisfactory assurance, in the form of a written agreement that we will comply with a number of the same HIPAA requirements. We may be burdened with compliance with such agreements, and breach of such an agreement may result in contractual liability to our customer or other adverse consequences. Regulation of medical information generally is increasing at the state and federal levels in the United States and elsewhere, and such regulations may negatively affect our business.

Intellectual Property

Our success and ability to compete are dependent on our ability to develop and maintain the proprietary aspects of our technology and operate without infringing the proprietary rights of others. We rely upon a combination of trademark, trade secret, copyright, patent and unfair competition laws, as well as license agreements and other contractual provisions, to protect our intellectual property and other proprietary rights. In addition, we attempt to protect our intellectual property and proprietary information by requiring our employees and consultants to enter into confidentiality, non-competition and assignment of inventions agreements. These legal protections afford only limited protection for our technology. We have registered trademarks and service marks in the United States and abroad, and applications for the registration of additional trademarks and service marks. Our principal trademarks are our company name “Phase Forward”, the company name of our subsidiary, “Lincoln Technologies”, and our product names, “InForm”, “Clintrial”, “Clintrace”, “WebVDME”, “CTSD”, and “WebSDM”. We may or may not choose to register some or all of our trademarks. If we apply for trademark registration, we cannot predict whether registrations will be approved or, if approved, will provide meaningful protection. In addition, we have been granted a patent by the U.S. Patent and Trademark Office. We cannot predict whether this patent will provide meaningful protection. Our agreements with employees, consultants and others who participate in development activities could be breached. We may not have adequate remedies for any breach, and our trade secrets may otherwise become known or independently developed by our competitors or other third parties. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and effective copyright, patent, trademark and trade secret protection may not be available in those jurisdictions.

We have licensed in the past, and expect that we may license in the future, certain of our proprietary rights, such as trademarks, technology or copyrighted material, to third parties. Due to rapid technological change, we believe that factors such as the technological and creative skills of our personnel, new product and service developments and enhancements to existing products and services are more important than the various legal protections of our technology to establishing and maintaining a technology leadership position.

In addition, we license, and expect to continue to license, third-party technologies and other intellectual property rights that are incorporated into some elements of our services and solutions.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our software solutions or to obtain and use information that we regard as proprietary. The laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Litigation may be necessary in the future to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results or financial condition. There can be no assurance that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology. Any failure to meaningfully protect our intellectual property and other proprietary rights could have a material adverse effect on our business, operating results or financial condition.

In addition, if any of our software solutions is covered by third-party patents or other intellectual property rights, we could be subject to infringement actions. We cannot assure you that our software solutions do not infringe patents or other intellectual property rights held or owned by others or that they will not in the future. Any infringement claims made against us could cause us to incur substantial costs defending against the claim, even if the claim is without merit, and could distract our management from our business. Moreover, any settlement of or adverse judgment resulting from such claims could require us to pay substantial amounts or obtain a license to continue to use the technology that is the subject of the claim, or otherwise restrict or prohibit our use of the technology.

For example, in February, 2006, we entered into a Settlement Agreement and related License Agreement with Dr. Mark L. Kozam d/b/a MLK Software and Datasci, LLC, or Datasci. The Settlement Agreement relates to a lawsuit filed by Datasci in 2004 alleging that certain of our products and services and certain products and services of one of our customers, Quintiles, Inc., infringe a United States patent claimed to be owned by Datasci. Under the Settlement Agreement and related License Agreement, we agreed to make a one-time, lump-sum payment to Datasci in the amount of $8.5 million to settle the claim and obtain a perpetual, irrevocable, fully paid worldwide, non-exclusive license to the patent that was the subject of the claim by Datasci. The confidential settlement, in which neither party admits liability, provides for mutual releases and dismissal of all actions between the parties.

In the future, however, any required licenses may not be available to us on acceptable terms, if at all. If we do not obtain any required licenses, we could encounter delays in product introductions if we attempt to design around the technology at issue or to find another provider of suitable alternative technology to permit us to continue offering the applicable software solution. In addition, we generally provide in our customer agreements that we will indemnify our customers against third-party infringement claims relating to our technology provided to the customer, which could obligate us to fund significant amounts.

Business Segments and Geographic Information

We view our operations and manage our business as one operating segment. For information regarding net revenues by geographic regions for each of the last three years, see the notes to our consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated herein by reference.

Employees

As of March 31, 2007, we had a total of 461 employees, with 305 employees at our headquarters in Waltham, Massachusetts, 24 at other locations in the United States, and 132 employees in the United Kingdom, France, Australia, Belgium and Japan. We had 228 employees in services, 107 employees in research and development, 65 employees in sales and marketing and 61 employees in general and administration. We also retain outside contractors from time to time to supplement our services and research and development staff on an as needed basis. None of our employees are covered by a collective bargaining agreement. We consider our relations with our employees to be good.

Facilities

Our corporate headquarters are located at 880 Winter Street, Waltham, Massachusetts, where we lease approximately 113,193 square feet under two leases. These leases expire on February 28, 2009. We also lease 14,960 square feet of office space in Maidenhead, England for our European headquarters under a lease that expires in May 2012, and we lease smaller offices in: Paris, France; Sydney, Australia; Waterloo, Belgium; and Tokyo, Japan. We also lease individual offices in various locations to accommodate field sales personnel. We believe these facilities and additional or alternative space available to us will be adequate to meet our needs for the foreseeable future.

Legal Proceedings

From time to time and in the ordinary course of business, we are subject to various claims, charges and litigation. Although the outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to us, we do not believe that we are currently a party to any material legal proceedings.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of March 1, 2007 and as adjusted to reflect the shares of common stock to be issued and sold in the offering assuming no exercise of the underwriters’ over-allotment option, by:

•       each person or group of affiliated persons known by us to be the beneficial owner of more than five percent of our common stock;

•       each named executive officer;

•       each member of our Board of Directors; and

•       all executive officers and members of our Board of Directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of common stock deemed outstanding for purposes of determining a person’s or group’s beneficial ownership includes shares issuable upon exercise of options held by the respective person or group which may be exercised or converted within 60 days after March 1, 2007. For purposes of calculating each person’s or group’s percentage ownership, stock options exercisable within 60 days after March 1, 2007 are included for that person or group but not the stock options of any other person or group. The applicable percentage of common stock outstanding as of March 1, 2007 is based upon 35,586,682 shares outstanding.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over the shares listed, except for those jointly owned with that person’s spouse.

		Percentage of Common Stock Outstanding
Name and Address of Beneficial Owner	Shares Beneficially Owned	Before Offering(1)	After Offering(1)
FMR Corp(2)	2,821,533	7.93%	6.87%
Kopp Investment Advisors, LLC(3)	2,103,673	5.91%	5.12%
Cortina Asset Management, LLC(4)	2,027,748	5.70%	4.94%
Arbor Capital Management, LLC(5)	1,915,400	5.38%	4.66%
Robert K. Weiler(6)	1,437,500	3.93%	3.41%
Axel Bichara(7)(8)	1,069,734	3.00%	2.60%
Paul A. Bleicher(9)	858,325	2.40%	2.08%
Rodger Weismann(10)	226,114	*	*
Steven J. Rosenberg(11)	192,500	*	*
Richard A. D’Amore(12)	119,994	*	*
James I. Cash, Jr.(12)	87,500	*	*
Stephen J. Powell(13)	38,334	*	*
Eve E. Slater(14)	23,575	*	*
Gary E. Haroian(12)	18,750	*	*
Dennis R. Shaughnessy(12)	18,750	*	*
All executive officers and members of our Board of Directors as a group(15)	4,328,362	12.16%	10.53%

*       less than 1%.

Unless otherwise noted below, the address of each person listed in the table is c/o Phase Forward Incorporated, 880 Winter Street, Waltham, MA 02451.

          (1) Totals do not include unvested restricted stock units, the holders of which are not considered “beneficial owners” within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Specifically, the holders of such units do not have voting or investment power with respect to such units until those units have fully vested.

          (2) FMR Corp.’s address is 82 Devonshire Street, Boston, MA 02109. This information has been obtained solely from a Schedule 13G/A filed by FMR Corp. with the Securities and Exchange Commission on February 14, 2007.

          (3) Kopp Investment Advisors, LLC is an investment adviser registered under the Investment Advisers Act of 1940, as amended. It is wholly owned by Kopp Holding Company, LLC which is controlled by Mr. LeRoy C. Kopp through Kopp Holding Company. Each of Kopp Investment Advisors, LLC, Kopp Holding Company, LLC, Mr. LeRoy C. Kopp and Kopp Holding Company may be contacted at 7701 France Avenue South, Suite 500, Edina, MN 55435. This information has been obtained solely from a Schedule 13G filed by these entities with the Securities and Exchange Commission on January 25, 2007.

          (4) Cortina Asset Management LLC’s address is 330 East Kilbourn Avenue, Suite 850, Milwaukee, WI 53202. This information has been obtained solely from a Schedule 13G filed by Cortina Asset Management, LLC with the Securities and Exchange Commission on February 14, 2007.

          (5) Arbor Capital Management, LLC, a Minnesota limited liability company, is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended. Mr. Rick D. Leggott is Chief Executive Officer of Arbor Capital Management, LLC and beneficially owns a controlling percentage of its outstanding voting securities. As a result of his position with and ownership of securities of Arbor Capital Management, LLC, Mr. Leggott could be deemed to have voting and/or investment power with respect to the shares beneficially owned by Arbor Capital Management, LLC. The address of Arbor Capital Management, LLC and Mr. Leggott is One Financial Plaza, 120 South Sixth Street, Suite 100, Minneapolis, MN 55402. This information has been obtained solely from a Schedule 13G filed by these entities with the Securities and Exchange Commission on February 2, 2007.

          (6) Includes 1,037,500 shares issuable to Mr. Weiler upon exercise of stock options.

          (7) Mr. Bichara is a Vice President of Atlas Venture Associates V, Inc., the general partner of Atlas Venture Associates V, L.P., which is the general partner of Atlas Venture Fund V, L.P., Atlas Venture Parallel Fund V-A, C.V. and Atlas Venture Entrepreneurs’ Fund V, L.P. In such capacity, he may be deemed to share voting and investment power with respect to the following shares of our common stock: 19,863 shares held by Atlas Venture Entrepreneurs’ Fund III, L.P.; 1,423 shares held by Atlas Venture Entrepreneurs’ Fund V, L.P.; 913,554 shares held by Atlas Venture Fund III, L.P.; 85,365 shares held by Atlas Venture Fund V, L.P.; and 21,208 shares held by Atlas Venture Parallel Fund V-A, C.V. Mr. Bichara disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein. This information has been obtained from a Form 4 filed by Mr. Bichara on November 16, 2006.

          (8) Includes 28,125 shares issuable to Mr. Bichara upon exercise of stock options. The proceeds of any sale of shares issuable upon the exercise of these options will be transferred to Atlas Venture Advisors, Inc. Mr. Bichara disclaims beneficial ownership of these shares.

          (9) Includes 176,250 shares issuable to Dr. Bleicher upon exercise of stock options. Also includes 66,502 shares held by the Paul A. Bleicher 1999 Irrevocable Trust. Dr. Bleicher disclaims beneficial ownership of these shares.

    (10) Includes 151,874 shares issuable to Mr. Weismann upon exercise of stock options.

    (11) Includes 117,500 shares issuable to Mr. Rosenberg upon exercise of stock options.

    (12) Includes 28,125 shares issuable to Mr. D’Amore upon exercise of stock options.

    (13) Includes 8,334 shares issuable to Mr. Powell upon exercise of stock options.

    (14) Includes 21,875 shares issuable to Dr. Slater upon exercise of stock options.

    (15) Includes an aggregate of 1,832,919 shares issuable upon exercise of stock options held by 16 executive officers and members of our Board of Directors.

PLAN OF DISTRIBUTION

Subject to the terms and conditions set forth in an underwriting agreement, each of the underwriters named below has severally agreed to purchase from us the aggregate number of shares of common stock set forth opposite their respective names below:

Underwriters	Number of Shares
Thomas Weisel Partners LLC
UBC Securities LLC
Piper Jaffray & Co.
Craig-Hallum Capital Group LLC
Pacific Crest Securities Inc.
Total	5,500,000

The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The nature of the underwriters’ obligations commits them to purchase and pay for all of the shares of common stock listed above if any are purchased.

Thomas Weisel Partners LLC expects to deliver the shares of common stock to purchasers on or about              , 2007.

Over-Allotment Option

We have granted a 30-day over-allotment option to the underwriters to purchase up to a total of 825,000 additional shares of our common stock from us at the public offering price, less the underwriting discount payable by us, as set forth on the cover page of this prospectus supplement. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above.

Commissions and Discounts

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement, and at this price less a concession not in excess of $           per share of common stock to other dealers specified in a master agreement among underwriters who are members of the National Association of Securities Dealers, Inc. The underwriters may allow, and the other dealers specified may reallow, concessions not in excess of $          per share of common stock to these other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and to the other conditions, including the right to reject orders in whole or in part.

The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us:

Total
	Per Share	With Over-Allotment	Without Over-Allotment
Public offering price
Underwriting discount
Proceeds, before expenses, to us

Indemnification of Underwriters

The underwriting agreement provides that we will indemnify the underwriters against liabilities specified in the underwriting agreement under the Securities Act of 1933, as amended, or will contribute to payments that the underwriters may be required to make relating to these liabilities.

No Sales of Similar Securities

The underwriters will require all of our directors and executive officers to agree, subject to certain exceptions, including pursuant to trading plans established pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock without the prior written consent of Thomas Weisel Partners LLC and UBS Securities LLC for a period of 90 days after the date of this prospectus supplement.

We have agreed that for a period of 90 days after the date of this prospectus supplement, we will not, without the prior written consent of Thomas Weisel Partners LLC and UBS Securities LLC, offer, sell or otherwise dispose of any shares of common stock, except for the shares of common stock offered in this offering, the shares of common stock issuable upon exercise of outstanding options on the date of this prospectus supplement and the shares of our common stock that are issued under our stock option or employee purchase plans.

The 90-day restricted periods described above are subject to extension such that, in the event that either (1) during the last 18 days of the 90-day restricted period, we issue an earnings release relating to us or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 15-day period beginning on the last day of the 90-day period, the restrictions on offers, pledges, sales, agreements to sell or other dispositions of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock described above will continue to apply until the expiration of the 19-day period beginning on the issuance of the earnings release.

Nasdaq Global Market Listing

Our common stock is quoted on The Nasdaq Global Market under the symbol “PFWD.”

Short Sales, Stabilizing Transactions and Penalty Bids

In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the Securities and Exchange Commission.

Short sales.   Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any short sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

Stabilizing transactions.   The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

Penalty bids.   If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presales of the shares.

The transactions above may occur on The Nasdaq Global Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus supplement and the accompanying prospectus will be passed upon for us by Goodwin Procter LLP. Legal matters in connection with this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Boston, Massachusetts.

EXPERTS

The consolidated financial statements of Phase Forward Incorporated appearing in Phase Forward Incorporated’s Annual Report on Form 10-K for the year ended December 31, 2006 and Phase Forward Incorporated management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such financial statements and management’s assessment are incorporated herein in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are a public company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public on the SEC’s website at http://www.sec.gov, or on our website at http://www.phaseforward.com under the “Investors” link. Information contained on our website is not part of this prospectus supplement. In addition, our stock is listed for trading on The NASDAQ Global Market. You can read and copy reports and other information concerning us at the offices of the National Association of Securities Dealers, Inc. located at 1735 K Street, Washington, D.C. 20006.

This prospectus supplement and the accompanying prospectus are only part of a Registration Statement on Form S-3 that we have filed with the SEC under the Securities Act of 1933, as amended, and therefore omit certain information contained in the Registration Statement. We have also filed exhibits and schedules with the Registration Statement that are excluded from this prospectus supplement and the accompanying prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may:

•       inspect a copy of this prospectus supplement and the accompanying prospectus, including the exhibits and schedules, without charge at the public reference room;

•       obtain a copy of this prospectus supplement and the accompanying prospectus from the SEC upon payment of the fees prescribed by the SEC; or

•       obtain a copy of this prospectus supplement and the accompanying prospectus from the SEC website.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we file with them, which means that we can disclose important information in this prospectus supplement by referring to those documents. The information incorporated by reference herein is considered to be part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede the information in this prospectus supplement. Except as otherwise provided below, we incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended. The documents we are incorporating by reference as of their respective dates of filing are:

•       Our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC on March 1, 2007;

•       Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007, filed with the SEC on May 3, 2007;

•       Our Definitive Proxy Statement on Schedule 14A for our 2007 annual meeting of stockholders filed on April 2, 2007;

•       Our Current Reports on Form 8-K filed with the SEC on March 6, 2007 and March 30, 2007; and

•       The description of our common stock contained in “Description of Capital Stock” in the registration statement on Form S-1 filed with the SEC on March 15, 2004 (File No. 333-113594) and any amendments or reports filed to update such description.

All documents and reports filed by us with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (other than Current Reports on Form 8-K containing only information furnished under Item 2.02 or Item 7.01 of Form 8-K, unless otherwise indicated therein), after the date of this prospectus supplement and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this prospectus supplement and to be a part hereof from the date of filing of such documents. Any statement contained herein, or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

We will provide, without charge to each person, including any beneficial owner, to whom this prospectus supplement is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated herein by reference other than exhibits, unless such exhibits specifically are incorporated by reference into such documents or this document. Requests for such documents should be addressed in writing or by telephone to:

Phase Forward Incorporated
880 Winter Street
Waltham, MA 02451
Attention: Rodger Weismann, Chief Financial Officer
(888) 703-1122

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus, any free writing prospectus prepared by us or on our behalf, or any document to which we have referred you. We have not authorized anyone else to provide you with information that is different. This prospectus supplement and the accompanying prospectus may be used only where it is legal to sell these securities. The information in this prospectus supplement and the accompanying prospectus is current only as of the date on the front of these documents.

PHASE FORWARD INCORPORATED

$100,000,000

Common Stock

This prospectus relates to common stock that we may sell from time to time in one or more offerings up to a total public offering price of $100,000,000 on terms to be determined at the time of sale. We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement for those securities.

Our common stock is traded on The NASDAQ Global Market under the symbol “PFWD.”

These securities may be sold directly by us, through dealers or agents designated from time to time, to or through underwriters or through a combination of these methods. See “Plan of Distribution” in this prospectus. We may also describe the plan of distribution for any particular offering of these securities in any applicable prospectus supplement. If any agents, underwriters or dealers are involved in the sale of any securities in respect of which this prospectus is being delivered, we will disclose their names and the nature of our arrangements with them in a prospectus supplement. The net proceeds we expect to receive from any such sale will also be included in a prospectus supplement.

Investing in our securities involves a high degree of risk. See “Risk Factors” on page 2 of this prospectus. We may include additional risk factors in an applicable prospectus supplement under the heading “Risk Factors.” You should review that section of the prospectus supplement for a discussion of matters that investors in our securities should consider.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus or any accompanying prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 8, 2007.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS, ANY PROSPECTUS SUPPLEMENT OR ANY DOCUMENT TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT MAY BE USED ONLY WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS CURRENT ONLY AS OF THE DATE ON THE FRONT OF THESE DOCUMENTS.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf process, we may sell the securities described in this prospectus in one or more offerings up to a total public offering price of $100,000,000 (or its equivalent in foreign or composite currencies). This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the securities being offered and the terms of that offering. The prospectus supplement may also add to, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information” carefully before making an investment decision.

Unless the context otherwise requires, in this prospectus, “Phase Forward,” “the Company,” “we,” “us,” “our” and similar names refer to Phase Forward Incorporated and its subsidiaries.

i

ABOUT PHASE FORWARD INCORPORATED

Phase Forward Incorporated is a provider of integrated enterprise-level software products, services and hosted solutions for use in our customers’ global clinical trial and drug safety monitoring activities. Our customers include pharmaceutical, biotechnology and medical device companies, as well as academic institutions, governmental regulatory agencies, clinical research organizations, or CROs, and other entities engaged in clinical trial and drug safety monitoring activities. By automating essential elements of the clinical trial and drug safety monitoring processes, we believe our products allow our customers to accelerate the market introduction of new medical therapies and corresponding revenues, reduce overall research and development expenditures, enhance existing data quality control efforts, increase drug safety compliance and reduce clinical and economic risk.

Our electronic data capture and clinical data management products are designed to offer our customers enterprise-level automation of time-consuming, paper-based clinical trial processes and to scale securely, reliably and cost-effectively for clinical trials involving substantial numbers of clinical sites and patients worldwide. Our drug safety products are designed to enable customers to detect, analyze and manage product safety throughout the drug development life cycle. Our products are supported by comprehensive consulting and training services and application hosting and support capabilities on a global scale. Our product line is comprised of six software solutions including:

•        InForm™, our Internet-based electronic data capture solution for collection and transmission of patient information in clinical trials;

•        Clintrial™, our clinical data management solution;

•        Clintrace™, our solution for monitoring drug safety and reporting adverse events that occur during and after conclusion of the clinical trial process;

•        WebVDME™, our signal detection solution for post-marketing data;

•        CTSD™, our signal detection solution for data from clinical trials; and

•        WebSDM™, our system for validating and reviewing clinical trial data represented in formats meeting new industry standards.

We generally offer our InForm, Clintrial and Clintrace software products under multi-year enterprise licenses and our WebVDME, CTSD  and  WebSDM  products under annual or multi-year licenses. Additionally, we offer our  InForm,  WebVDME, CTSD  and  WebSDM  products as a hosted application solution delivered through a standard web-browser.

CORPORATE INFORMATION

We were incorporated in Delaware in 1997. We maintain a number of subsidiaries in the United States and abroad, including Lincoln Technologies, Inc. in the United States, Phase Forward Europe Limited in the United Kingdom, Phase Forward SAS in France, Phase Forward Pty. Limited in Australia and Phase Forward Japan KK in Japan. We also maintain Phase Forward Securities Corporation, a Massachusetts securities corporation, to invest our cash balances on a short-term basis. Our Internet website address is http://www.phaseforward.com. The information contained on our website is not part of this prospectus. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as well as reports relating to our securities filed by others pursuant to Section 16 of such act, are available through the investor relations page of our Internet website free of charge as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (the “SEC”). The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that website is http://www.sec.gov.

RISK FACTORS

Investing in our securities involves risk. The prospectus supplement applicable to each type or series of securities we offer will contain a discussion of the risks applicable to an investment in Phase Forward and to the particular types of securities that we are offering under that prospectus supplement. Prior to making a decision about investing in our securities, you should carefully consider the specific factors discussed under the heading “Risk Factors” in the applicable prospectus supplement, together with all of the other information contained or incorporated by reference in the prospectus supplement or appearing or incorporated by reference in this prospectus. You should also consider the risks, uncertainties and assumptions discussed under the heading “Risk Factors” included in our most recent annual report on Form 10-K, as revised or supplemented by our most recent quarterly report on Form 10-Q, each of which are on file with the SEC and are incorporated herein by reference, and which may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and any accompanying prospectus supplement (including any document incorporated by reference herein or therein) contain statements with respect to the Company which constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and reflect our plans, estimates and beliefs, can generally be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “should,” “could,” “seek,” “intends,” “plans,” “estimates,” “anticipates” or other comparable terms . Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed in “Risk Factors” in any prospectus supplement and in the documents incorporated by reference herein or therein. Factors that could cause actual results to differ from those reflected in forward-looking statements relating to our operations and business include:

•        whether we can successfully enhance our product and service offerings and the degree to which these gain market acceptance;

•        the competitive environment in the market for clinical trial automation and safety monitoring and reporting solutions;

•        changes in the pharmaceutical, biotechnology and medical device industries to whom we sell our products and services;

•        regulatory changes in the United States and abroad impacting entities engaged in clinical trials and safety monitoring and reporting;

•        claims against us that we infringe the intellectual property rights of third parties;

•        difficulties encountered in integrating acquired businesses or technologies;

•        the loss of one or more major customers; and

•        interruptions or delays from third-party suppliers.

We caution readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date  they are made. We disclaim any obligation, except as specifically required by law and the rules of the SEC, to publicly update or revise any such statements to reflect any change in company expectations or in events, conditions or circumstances on which any such  statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

You should read this prospectus and any accompanying prospectus supplement and the documents that we reference herein and therein and have filed as exhibits to the registration statement, of which this prospectus is part, completely and with the understanding that our actual future results may be materially different from what we expect. You should assume that the information appearing in this prospectus and any accompanying prospectus supplement is accurate as of the date on the front cover of this prospectus or such prospectus supplement only. Our business, financial condition, results of operations and prospects may change. We may not update these forward-looking statements, even though our situation may change in the future, unless we have obligations under the Federal securities laws to update and disclose material developments related to previously disclosed information. We qualify all of the information presented in this prospectus and any accompanying prospectus supplement, and particularly our forward-looking statements, by these cautionary statements.

USE OF PROCEEDS

We currently intend to use the estimated net proceeds from the sale of these securities for working capital and other general corporate purposes, and possibly acquisitions of other companies, products or technologies. Working capital and other general corporate purposes may include sales and marketing expenditures, research and development expenditures, capital expenditures and any other purposes that we may specify in any prospectus supplement. While we have no current plans for any specific acquisitions at this time, we believe opportunities may exist from time to time to expand our current business through strategic alliances or acquisitions with other companies, products or technologies. We have not yet determined the amount of net proceeds to be used specifically for any of the foregoing purposes. Accordingly, our management will have significant discretion and flexibility in applying the net proceeds from the sale of these securities. Pending any use, as described above, we intend to invest the net proceeds in high-quality, short-term, interest-bearing securities. Our plans to use the estimated net proceeds from the sale of these securities may change, and if they do, we will update this information in a prospectus supplement.

DESCRIPTION OF CAPITAL STOCK

The following description of our common stock, together with the additional information included in any applicable prospectus supplement, summarizes the material terms and provisions of these securities but is not complete. For the complete terms of our common stock, please refer to our Amended and Restated Certificate of Incorporation, as amended to date, which we refer to as our Certificate of Incorporation, and our Amended and Restated By-laws, which we refer to as our By-laws, each of which is incorporated by reference into the registration statement of which this prospectus is a part.

General

We will describe in a prospectus supplement the specific terms of any common stock we may offer pursuant to this prospectus. If indicated in a prospectus supplement, the terms of such common stock may differ from the terms described below.

We have 105,000,000 shares of capital stock authorized under our Certificate of Incorporation, consisting of 100,000,000 shares of common stock, par value $0.01 per share and 5,000,000 shares of preferred stock, par value $0.01 per share. The authorized and unissued shares of common stock and the authorized and undesignated shares of preferred stock are available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. If the approval of our stockholders is not so required, our board of directors may determine not to seek stockholder approval.

Common Stock

As of March 31, 2007, there were approximately 35,622,765 shares of common stock outstanding.  Holders of our common stock are entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of stockholders. Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared by our board of directors out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding. Upon our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in our net assets legally available after the payment of all our debts and other liabilities, subject to the preferential rights of any preferred stock then outstanding. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. Except as described below in “Certain Provisions of Delaware Law and Our Certificate of Incorporation and By-laws,” a majority vote of common stockholders is generally required to take action under our Certificate of Incorporation and By-laws.

Our common stock is listed on The NASDAQ Global Market under the symbol “PFWD.” The American Stock Transfer and Trust Company is the transfer agent and registrar for our common stock. Its address is 59 Maiden Lane, Plaza Level, New York, NY 10038, and its telephone number is (800) 937-5449.  The American Stock Transfer and Trust Company also maintains a website at www.amstock.com.

Preferred Stock

Our board of directors is authorized, without further vote or action by the stockholders, to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock in one or more series and to fix or alter the designations, rights, preferences and privileges and any qualifications, limitations or restrictions of the shares of each such series of preferred stock, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control.

Although our board of directors has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt.

Certain Provisions of Delaware Law and our Certificate of Incorporation and By-laws

The following is a summary of certain provisions of Delaware law, our Certificate of Incorporation and our By-laws. This summary does not purport to be complete and is qualified in its entirety by reference to the corporate law of Delaware and our Certificate of Incorporation and By-laws.

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A “business combination” is defined as a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to various exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within the past three years did own, 15% or more of a corporation’s voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

In addition, some provisions of our Restated Certificate of Incorporation and By-laws may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might deem to be in his or her best interest. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

Stockholder Action; Special Meeting of Stockholders.   Our Certificate of Incorporation provides that stockholders may not take action by written consent. Action may be taken only at a duly called annual or special meeting of stockholders. Our Certificate of Incorporation further provides that special meetings of our stockholders may be called only by the president, chief executive officer, chairman of the board of directors, a majority of our directors or two-thirds of the independent directors, and in no event may the stockholders call or force us to call a special meeting. Thus, without approval by the board of directors, president, chief executive officer or chairman, stockholders may take no action between meetings.

Advance Notice Requirements for Stockholder Proposals and Director Nominations.   Our By-laws provide that a stockholder seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice of this intention in writing. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 120 days nor more than 150 days prior to the first anniversary of the date of our notice of annual meeting provided with respect to the previous year’s annual meeting of stockholders. However, if no annual meeting of stockholders was held in the previous year or the date of the annual meeting of stockholders has been changed to be more than 30 calendar days before or 60 days after the anniversary date of the preceding year’s annual meeting, then a proposal shall be received no later than the close of business on the tenth day following the date on which notice of the date of the meeting was first made. Certain informational requirements must also be satisfied in order for us to be required to include the proposal in our proxy materials. The By-laws also include a similar requirement for making nominations at special meetings and specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders.

Authorized But Unissued Shares.   The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to certain limitations imposed by The NASDAQ Global Market. These additional shares may be utilized for a variety of corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Super-Majority Voting.   Delaware law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, require a greater percentage. We have provisions in our Certificate of Incorporation and By-laws which require an affirmative vote of stockholders holding at least 75% of our outstanding shares of common stock to amend, revise or repeal anti-takeover provisions.

PLAN OF DISTRIBUTION

We may sell the securities being offered pursuant to this prospectus directly to purchasers, to or through underwriters, through dealers or agents, or through a combination of such methods. The prospectus supplement with respect to the securities being offered will set forth the terms of the offering of those securities, including the names of the underwriters, dealers or agents, if any, the purchase price, the net proceeds to us, any underwriting discounts and other items constituting underwriters’ compensation, the initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such securities may be listed.

If underwriters are used in an offering, we will execute an underwriting agreement with such underwriters and will specify the name of each underwriter and the terms of the transaction (including any underwriting discounts and other terms constituting compensation of the underwriters and any dealers) in a prospectus supplement. The securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more investment banking firms or others, as designated. If an underwriting syndicate is used, the managing underwriter(s) will be specified on the cover of the prospectus supplement. If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase the offered securities will be subject to conditions precedent and the underwriters will be obligated to purchase all of the offered securities if any are purchased.

We may grant to the underwriters options to purchase additional securities to cover over-allotments, if any, at the public offering price, with additional underwriting commissions or discounts, as may be set forth in a related prospectus supplement. The terms of any over-allotment option will be set forth in the prospectus supplement for those securities.

If any underwriters are involved in the offer and sale, they will be permitted to engage in transactions that maintain or otherwise affect the price of the securities. These transactions may include over-allotment transactions, purchases to cover short positions created by the underwriter in connection with the offering and the imposition of penalty bids. If an underwriter creates a short position in the securities in connection with the offering by selling more securities than set forth on the cover page of the applicable prospectus supplement, the underwriter may reduce that short position by purchasing the securities in the open market. In general, purchases of a security to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. As noted above, underwriters may also choose to impose penalty bids on other underwriters and/or selling group members. This means that if underwriters purchase securities on the open market to reduce their short position or to stabilize the price of the securities, they may reclaim the amount of the selling concession from those underwriters and/or selling group members who sold such securities as part of the offering.

Neither we nor any underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of such securities. In addition, neither we nor any underwriter make any representation that such underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

If dealers are used in an offering, we will sell the securities to the dealers as principals. The dealers then may resell the securities to the public at varying prices which they determine at the time of resale. The names of the dealers and the terms of the transaction will be specified in a prospectus supplement.

The securities may be sold directly by us or through agents we designate from time to time at a fixed price or prices, which may be changed, or at varying prices determined at the time of sale. If agents are used in an offering, the names of the agents and the terms of the agency will be specified in a prospectus supplement. Unless otherwise indicated in a prospectus supplement, the agents will act on a best-efforts basis for the period of their appointment.

Dealers and agents named in a prospectus supplement may be deemed to be underwriters (within the meaning of the Securities Act of 1933, also referred to in this prospectus as the “Securities Act”) of the securities described therein. In addition, we may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resales thereof.

Underwriters, dealers and agents may be entitled to indemnification by us against specific civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters or agents may be required to make in respect thereof, under underwriting or other agreements. The terms of any indemnification provisions will be set forth in a prospectus supplement. Certain underwriters, dealers or agents and their associates may engage in transactions with and perform services for us in the ordinary course of business.

If so indicated in a prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by institutional investors to purchase securities pursuant to contracts providing for payment and delivery on a future date. We may enter into contracts with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutional investors. The obligations of any institutional investor will be subject to the condition that its purchase of the offered securities will not be illegal at the time of delivery. The underwriters and other agents will not be responsible for the validity or performance of such contracts.

Any common stock sold pursuant to a prospectus supplement will be eligible for quotation and trading on NASDAQ, subject to official notice of issuance. Any underwriters to whom securities are sold by us for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice.

In order to comply with the securities laws of some states, if applicable, the securities offered hereby will be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in some states securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and complied with.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts. If the securities are being distributed in an underwritten offering, certain legal matters will be passed upon for the underwriters by counsel identified in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of Phase Forward Incorporated appearing in Phase Forward Incorporated’s Annual Report on Form 10-K for the year ended December 31, 2006 and Phase Forward Incorporated management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such financial statements and management’s assessment are incorporated herein in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are a public company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public on the SEC’s website at http://www.sec.gov, or on our website at http://www.phaseforward.com under the “Investors” link. Information contained on our website is not part of this prospectus. In addition, our stock is listed for trading on The NASDAQ Global Market. You can read and copy reports and other information concerning us at the offices of the National Association of Securities Dealers, Inc. located at 1735 K Street, Washington, D.C. 20006.

This prospectus is only part of a Registration Statement on Form S-3 that we have filed with the SEC under the Securities Act of 1933, as amended, and therefore omits certain information contained in the Registration Statement. We have also filed exhibits and schedules with the Registration Statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may:

•        inspect a copy of this prospectus, including the exhibits and schedules, without charge at the public reference room;

•        obtain a copy of this prospectus from the SEC upon payment of the fees prescribed by the SEC; or

•        obtain a copy of this prospectus from the SEC website.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we file with them, which means that we can disclose important information in this prospectus by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended. The documents we are incorporating by reference as of their respective dates of filing are:

•        Our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC on March 1, 2007;

•        Our Current Reports on Form 8-K filed with the SEC on March 6, 2007 and March 30, 2007;

•        Portions of our Proxy Statement filed with the SEC on April 2, 2007 that have been incorporated by reference into our Annual Report on Form 10-K; and

•        The description of our common stock contained in “Description of Capital Stock” in the registration statement on Form S-1 filed with the SEC on March 15, 2004 (File No. 333-113594) and any amendments or reports filed to update such description.

All documents and reports filed by us with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than Current Reports on Form 8-K containing only information furnished under Item 2.02 or Item 7.01 of Form 8-K, unless otherwise indicated therein) after the date of this prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in any prospectus supplement modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide, without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated herein by reference other than exhibits, unless such exhibits specifically are incorporated by reference into such documents or this document. Requests for such documents should be addressed in writing or by telephone to:

Phase Forward Incorporated
880 Winter Street
Waltham, MA 02451
Attention: Rodger Weismann, Chief Financial Officer
(888) 703-1122

You should rely only on the information contained in this prospectus, any prospectus supplement or any document to which we have referred you. We have not authorized anyone else to provide you with information that is different. This prospectus and any prospectus supplement may be used only where it is legal to sell these securities. The information in this prospectus or any prospectus supplement is current only as of the date on the front of these documents.

5,500,000 Shares

Common Stock

Prospectus Supplement

, 2007

Thomas Weisel Partners LLC

UBS Investment Bank

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